                                                           REGISTRATION NO. 33-
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- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ---------------
                             NEUROGEN CORPORATION
            (Exact name of registrant as specified in its charter)
        DELAWARE                     2834                     22-2845714
     (State or other     (Primary standard industrial      (I.R.S. employer
     jurisdiction of      classification code number)   identification number)
    incorporation or
      organization)

                         35 NORTHEAST INDUSTRIAL ROAD
                         BRANFORD, CONNECTICUT 06405
                                (203) 488-8201
             (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                             HARRY H. PENNER, JR.
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             NEUROGEN CORPORATION
                         35 NORTHEAST INDUSTRIAL ROAD
                         BRANFORD, CONNECTICUT 06405
                                (203) 488-8201
              (Name, address, including zip code, and telephone
              number, including area code, of agent for service)
                               ---------------
                                  COPIES TO:
   DONALD B. BRANT, JR., ESQ.                FREDERICK W. KANNER, ESQ.
MILBANK, TWEED, HADLEY & MCCLOY                  DEWEY BALLANTINE
   1 CHASE MANHATTAN PLAZA                 1301 AVENUE OF THE AMERICAS
   NEW YORK, NEW YORK 10005               NEW YORK, NEW YORK 10019-6092
        (212) 530-5000                             (212) 259-8000
                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                               ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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
                   TITLE OF EACH CLASS OF         PROPOSED MAXIMUM          AMOUNT OF
                SECURITIES TO BE REGISTERED  AGGREGATE OFFERING PRICE(1) REGISTRATION FEE
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
Common Stock, par value $.025 per share....          $44,384,250             $15,305

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(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) based on the the last sale price of the Common Stock reported on The Nasdaq Stock Market on July 6, 1995.
                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.   SUBJECT TO COMPLETION, DATED JULY 7, 1995                   +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS

                                2,500,000 SHARES
[LOGO]

                              NEUROGEN CORPORATION

                                  COMMON STOCK

                                   --------

  All of the shares of Common Stock offered hereby are being offered by Neurogen Corporation ("Neurogen" or the "Company"). The Common Stock is traded on The Nasdaq Stock Market under the symbol "NRGN." On July 6, 1995, the last sale price of the Common Stock as reported on The Nasdaq Stock Market was $15.438 per share.

  PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 6.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COM- MISSION
  PASSED   UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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
                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                         PUBLIC          COMMISSIONS(1)        COMPANY(2)
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
Per Share                                  $                   $                   $
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Total(3)                                  $                   $                   $

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(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $    .
(3) The Company has granted the Underwriters a 30-day option to purchase from the Company up to 375,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $    , $     and $    , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
     , 1995, at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.

                                   --------

SMITH BARNEY INC.

                         ROBERTSON, STEPHENS & COMPANY

                                                         PACIFIC GROWTH EQUITIES

     , 1995

                             AVAILABLE INFORMATION

  The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy statements and other information concerning the Company may also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W. Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the common stock, par value $.025 per share, of the Company (the "Common Stock") offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules thereto filed as a part thereof. The Registration Statement may be inspected without charge, and copies thereof may be obtained upon payment of a prescribed fee, at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference: (i) Annual Report on Form 10-K of the Company for the year ended December 31, 1994; (ii) Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1995; (iii) Current Report on Form 8-K of the Company dated June 20, 1995 and
(iv) the description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on February 21, 1990, as amended on March 5, 1990. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, including any beneficial owner of Common Stock, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that the Prospectus incorporates. Requests for such copies should be directed to Stephen R. Davis, Vice President--Finance of the Company, at 35 Northeast Industrial Road, Branford, Connecticut 06504. Mr. Davis' telephone number is
(203) 488-8201.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

  Neurogen Corporation is an emerging neuropharmaceutical company engaged in the discovery and development of a new generation of drugs to treat psychiatric and neurological disorders by regulating nerve cell (neuron) communication in the brain. The Company is developing "receptor subtype specific" drugs based on its expertise in neuronal communication. The Company believes that receptor subtype specific drugs offer the potential for equivalent or improved efficacy and fewer side effects than currently marketed psychotherapeutic drugs, most of which interact with multiple receptor subtypes. The Company leverages its resources, where it believes it to be advantageous, through collaborations with large pharmaceutical companies for advanced clinical development and commercialization of its products. The Company has existing collaborations with Pfizer Inc ("Pfizer") and Schering Corporation and Schering-Plough Ltd. (together, "Schering-Plough") and intends to enter into additional collaborations where appropriate.

  Neurogen believes that its expertise in neurobiology, medicinal chemistry and molecular biology, combined with its biased combinatorial chemistry program, enable it to identify and develop compounds more quickly and efficiently than it could using traditional drug discovery techniques. Neurogen has developed a portfolio of neuropharmaceutical drug candidates designed to treat anxiety, psychosis, dementia, depression, epilepsy and sleep, eating and stress disorders. Industry analysts estimate the worldwide market for currently marketed neuropharmaceuticals for such disorders to be in excess of $10.5 billion annually.

  Communication between neurons occurs through complex electrical and chemical processes involving the transmission of chemicals, known as neurotransmitters, across spaces between nerve cells, known as synapses. After being released from a neuron, a neurotransmitter interacts with "receptors," located on the surface of adjacent neurons, thereby stimulating specific functions or actions. In recent years, scientists have discovered that each neurotransmitter interacts with not just one or two receptors, but with families of receptors which have similar molecular structures and can be divided into a number of receptor subtypes. Recent discoveries have also shown that specific receptor subtypes play integral roles in triggering distinct physiological and emotional responses.

  Neurogen's mission is to be a leader in the design, development and commercialization of drugs for the treatment of a variety of neuropsychiatric disorders. The key points of the Company's strategy are as follows:

    Target Multiple Psychotherapeutic Markets. Neurogen targets several neuropsychiatric disorders representing large markets, thereby reducing Neurogen's reliance on any single drug development program.

    Develop Receptor Subtype Specific Compounds. The Company focuses its drug discovery efforts on "receptor subtype specific" compounds the Company believes will have fewer side effects than currently marketed drugs. The Company believes that such drugs have the potential to penetrate and expand existing markets as evidenced by the new class of antidepressants (e.g., Prozac(R), Zoloft(R) and Paxil(R)) which selectively interact with certain receptors and have less severe side effects than previous antidepressants.

    Utilize Advanced Discovery Technologies. The Company utilizes its advanced discovery technologies to enhance its drug discovery capabilities and to provide new opportunities for strategic partnerships.

     Employing its biased combinatorial chemistry capability, the Company is developing extensive libraries of small molecule compounds. This program was instrumental in the discovery of NGD 95-1.

    Ratchet Growth Through Strategic Collaborations. The Company seeks to ratchet its growth through successive strategic collaborations in which it hopes to progressively retain additional commercial rights and assume additional responsibilities to deliberately develop its clinical development, manufacturing and sales capabilities. Further, through its collaborations, Neurogen seeks to diversify the development risk of its programs and to enhance the likelihood of commercialization of its compounds.

  Two of the Company's leading drug candidates are currently undergoing human clinical testing: NGD 91-1 for the treatment of anxiety and NGD 94-1 for the treatment of psychosis. In January 1995, Neurogen reported the results from a Phase I-B clinical study conducted by Pfizer indicating that a single dose of NGD 91-1 produced efficacy in situational anxiety comparable to a single dose of diazepam (Valium(R)) without the sedation caused by Valium(R). In February 1995, Neurogen reported the results of a Phase I-A clinical study conducted by the Company involving single escalating dose studies for safety which indicated that NGD 94-1 was safe and well-tolerated across a broad dose range.

                                  THE OFFERING

Common Stock being offered...................... 2,500,000 shares(1)
Common Stock outstanding after the offering..... 12,628,033 shares(1)(2)
Use of proceeds................................. Funding for research and development activities, including planned clinical
                                                 development and working capital and gen-
                                                 eral corporate purposes
Nasdaq Stock Market symbol...................... NRGN

- --------
(1) Does not include up to 375,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) Based upon the number of shares of Common Stock outstanding as of June 30, 1995. Does not include 2,157,493 shares of Common Stock issuable upon exercise of outstanding stock options and common stock purchase warrants at June 30, 1995. At June 30, 1995, options and warrants to purchase 800,446 shares of Common Stock were exercisable. See "Capitalization" and Notes 4, 5 and 7 of Notes to Financial Statements.

                                ----------------

  Neurogen was incorporated in Delaware on September 29, 1987. The Company's executive offices are located at 35 Northeast Industrial Road, Branford, Connecticut 06405, and its telephone number is (203) 488-8201.

Valium(R), Dilantin(R), Tegretol(R), Xanax(R), Zoloft(R), Clozaril(R), Haldol(R), Librium(R), Prozac(R) and Paxil(R) are trademarks of Hoffman-LaRoche Inc., Parke-Davis & Company, Ciba-Geigy Corporation, The Upjohn Company, Pfizer Inc., Sandoz Inc., McNeil Laboratories, Incorporated, Hoffman-LaRoche Inc., Eli Lilly and Company and SmithKline Beecham Corporation, respectively.

                             SUMMARY FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       YEAR ENDED                      THREE MONTHS
                                      DECEMBER 31,                    ENDED MARCH 31,
                         -------------------------------------------  ----------------
                          1990     1991     1992     1993     1994     1994     1995
                         -------  -------  -------  -------  -------  -------  -------
STATEMENT OF OPERATIONS
DATA:
Research revenue........     --       --   $ 4,595  $ 4,605  $ 5,789  $ 1,150  $ 1,870
Operating expenses:
  Research and
development............. $ 2,189  $ 3,674    4,721    6,452   10,150    2,360    3,044
  General and
administrative..........   1,249    1,627    2,043    2,475    2,774      797      688
Other income, net.......     410      140      576      506      484       30      162
                         -------  -------  -------  -------  -------  -------  -------
Net loss................ $(3,028) $(5,161) $(1,593) $(3,816) $(6,651) $(1,977) $(1,700)
                         =======  =======  =======  =======  =======  =======  =======
Net loss per share...... $  (.52) $  (.77) $  (.18) $  (.43) $  (.70) $  (.22) $  (.17)
                         =======  =======  =======  =======  =======  =======  =======
Weighted average number
of shares  outstanding..   5,773    6,675    8,752    8,962    9,528    8,970   10,084

                                                            MARCH 31, 1995
                                                        ------------------------
                                                         ACTUAL   AS ADJUSTED(1)
                                                        --------  --------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities....... $ 14,045     $68,025
Total assets...........................................   24,532      78,512
Long-term obligations, excluding current portion.......      582         582
Accumulated deficit....................................  (23,467)     (9,713)
Stockholders' equity...................................   22,483      72,318

- --------
(1) Adjusted to give effect to (i) the receipt by the Company of $17.9 million on June 28, 1995 pursuant to the Schering-Plough Agreement and (ii) the sale of 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $15.438 per share and the receipt of the estimated net proceeds therefrom. See "Business--Collaborative Research and Licensing Agreements."

                                ----------------

Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' option to purchase from the Company up to 375,000 shares of Common Stock solely to cover over-allotments, if any.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT

  Neurogen has been unprofitable since its inception in 1987 and has incurred a cumulative net loss of approximately $23.5 million through March 31, 1995. Such loss has resulted principally from costs incurred in the discovery and development of the Company's compounds. The Company to date has incurred losses in each year of its existence and, excluding the effect of up-front payments received from Schering-Plough in 1995 under the Collaboration and License Agreement dated as of June 28, 1995 between the Company and Schering-Plough (the "Schering-Plough Agreement"), the Company is likely to incur significant and increasing losses over at least the next several years. The only revenues generated by Neurogen to date have resulted from payments under the Collaborative Research Agreement dated as of January 1, 1992 between the Company and Pfizer (the "1992 Pfizer Agreement"), the Collaborative Research Agreement dated as of July 1, 1994 between the Company and Pfizer (the "1994 Pfizer Agreement" and, together with the 1992 Pfizer Agreement, the "Pfizer Agreements") and the Schering-Plough Agreement, interest on the proceeds of prior private and public offerings of Common Stock by the Company and the proceeds of an equipment lease financing. Payments under the 1992 Pfizer Agreement, the 1994 Pfizer Agreement and the Schering-Plough Agreement are scheduled to expire at the end of 1995, in the middle of 1997 and in the middle of 1997, respectively, unless otherwise extended by Pfizer or Schering-Plough. The Company does not expect to achieve revenues from product sales for several years, if at all. The Company will not achieve revenues from product sales unless it or one of its collaborative partners successfully completes product development, obtains required regulatory approvals and commercializes its products. There can be no assurance that the Company will ever achieve significant product revenues or profitable operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EARLY STAGE OF PRODUCT DEVELOPMENT; UNCERTAINTY OF PRODUCT DEVELOPMENT

  The Company is in the early stage of product development and does not expect to have any products resulting from its research efforts commercially available for a number of years, if at all. To date, human clinical trials have commenced with respect to only two of the Company's compounds, NGD 91-1, its lead anxiolytic compound (in May 1994), and NGD 94-1, its lead antipsychotic compound (in November 1994). All other compounds currently under development by the Company will require significant research and development and preclinical testing prior to the commencement of any human clinical testing. All compounds developed by the Company, including NGD 91-1 and NGD 94-1, will require extensive human clinical testing prior to submission of any regulatory application for commercial use. Extensive preclinical and clinical testing required to establish safety and efficacy will take several years and require substantial expenditures for each compound developed by Neurogen, and the time required and cost involved in commercializing any new drugs cannot be predicted. There can be no assurance that the Company's research or product development efforts, or those of Pfizer, Schering-Plough or any other future collaborative partner, will result in products being successfully discovered, developed or approved for human clinical trials or that such products will successfully complete clinical trials, receive regulatory approval and be successfully commercialized. Moreover, actual research and development costs may exceed budgeted amounts. Product development of new pharmaceuticals is highly uncertain, and unanticipated developments, clinical or regulatory delays, unexpected adverse side effects or inadequate therapeutic efficacy would slow or prevent product development efforts and have a material adverse effect on the Company's operations. See "Business."

UNPREDICTABILITY OF, AND LIMITED EXPERIENCE IN CONDUCTING, PRECLINICAL AND CLINICAL TRIALS

  Before obtaining required regulatory approvals for the commercial sale of products, the Company must demonstrate through human clinical trials that such products are safe and efficacious for use. To date, the

Company has limited experience in conducting clinical trials. The Company is dependent on Pfizer and Schering-Plough to conduct clinical trials for compounds subject to their collaborations, including its lead compounds NGD 91-1 and NGD 94-1, and may become dependent on other third parties to conduct future clinical trials. With the exception of NGD 91-1 and NGD 94-1, none of the compounds under development by the Company has received regulatory clearance for any stage of clinical trials in humans. There can be no assurance that regulatory approval for clinical trials will be obtained for any of the Company's other compounds under development. The results of preclinical tests, including in particular animal model studies designed to parallel certain human psychiatric conditions, do not necessarily predict the safety or efficacy of a drug candidate in humans, and the results of initial clinical trials do not necessarily predict results that will be obtained in the later stages of clinical trials. In particular, preclinical animal model studies for schizophrenia may be less reliable than other animal model studies because, unlike with most other neuropsychiatric disorders, no true animal parallel exists for schizophrenia. Furthermore, certain of the Company's compounds, including NGD 94-1, which are designed to interact with specific receptor subtypes exhibit new mechanisms of action. There can be no assurance that these or any other products developed by the Company will be safe and efficacious in humans, or that the administration to humans of any product under development by the Company will not produce undesirable side effects. Adverse side effects or lack of efficacy could interrupt, delay or result in termination of clinical testing of such potential products and could ultimately prevent their approval by the United States Food and Drug Administration (the "FDA") or foreign regulatory authorities. The Company or the FDA may suspend clinical trials at any time if it is believed that individuals participating in such trials are being exposed to unacceptable health risks. Even if approved by the FDA and foreign regulatory authorities for commercialization, products developed by the Company may later exhibit adverse side effects that prevent their widespread use or necessitate their withdrawal from the market. See "Business--Government Regulation."

RELIANCE ON CORPORATE PARTNERS

  Neurogen has entered into strategic alliances with Pfizer and Schering-Plough to develop and commercialize anxiolytics and cognition enhancers, drugs to treat sleep disorders and drugs to treat schizophrenia and a variety of dopamine-mediated disorders. The compounds covered by these collaborations represent the most advanced work of the Company to date. Pursuant to these collaborations, the Company has granted to Pfizer the exclusive worldwide license to manufacture, use and sell products developed pursuant to the Pfizer Agreements and to Schering-Plough the exclusive worldwide license to market products and the exclusive license to manufacture products outside the United States governed by the Schering-Plough Agreement. Because of these agreements, Neurogen is dependent on Pfizer and Schering-Plough to fund a significant portion of its research and development expenses and to manufacture and market resulting products from the collaborations. Neurogen is also dependent on Pfizer and Schering-Plough with respect to regulatory filings relating to, and the clinical testing of, compounds developed under these collaborations. Although NGD 91-1 and NGD 94-1 have been the subject of clinical trials, either Pfizer or Schering-Plough may, based on data obtained in these trials or otherwise, elect to halt or repeat these trials or conduct clinical trials using different formulations of these compounds or using back-up compounds. Any of these actions could result in delays in the clinical development of compounds covered by these collaborations. Furthermore, the amount and timing of resources dedicated by these strategic partners to the collaborations is not within the Company's control. There can be no assurance that the interests of the Company will continue to coincide with those of its collaborators or that the collaborators will not develop independently or with third parties products that could compete with the Company's products, or that disagreements over rights or technology or other proprietary interests will not occur. Further, there can be no assurance that the collaborative agreements will be extended at the end of their respective terms. If any of the Company's collaborators breaches or terminates its agreement with the Company, or fails to conduct its collaborative activities in a timely manner, the research program under the applicable collaborative agreement or the development and commercialization of product candidates subject to such collaboration may be adversely affected. There can be no assurance that the Company's existing strategic alliances will be successful, that the Company will receive any milestone payments pursuant to the collaborative agreements, or that the collaborations will continue. If the strategic alliances are not continued or successful, the Company's business could be materially adversely affected and if the Company's strategic partners did not continue development of its compounds there can be no assurance that the Company would be able to do so. See "Business--Collaborative Research and Licensing Agreements."

  The Company's strategy for the development, clinical testing, manufacturing and marketing of certain of its products includes entering into additional collaborations with corporate partners, licensors, licensees and others. There can be no assurance that the Company will be able to negotiate any such collaborative arrangements in the future on acceptable terms, if at all, or that such collaborative arrangements will be successful. The Company may become dependent on other third parties in any future relationships. To the extent that the Company is not able to establish such arrangements, it would require substantial additional capital to undertake such activities on its own and would likely encounter significant delays in, or could be prevented from carrying out, the development, manufacture or sale of its products. See "Business--Patents and Proprietary Technology," "--Manufacturing" and "--Sales and Marketing."

FUTURE CAPITAL NEEDS

  The operation of the Company's business requires substantial capital resources. The Company currently anticipates that its existing capital resources, including the net proceeds of this offering, and the interest earned thereon, plus future scheduled payments under the Pfizer Agreements and the Schering-Plough Agreement, will enable it to maintain its current and planned operations through 1998. See "Use of Proceeds." The Company's future financial requirements will depend on many factors, including the continued progress of its research and development programs, the timing and results of preclinical testing and clinical studies of its drug candidates, the timing of regulatory approvals (if any), technological advances, determinations as to the commercial potential of its proposed products and the status of competitive products. The Company's capital requirements will also depend on the ability of the Company to establish and maintain collaborative arrangements with others to fund certain research and development programs, to conduct clinical studies, to seek regulatory approvals and, if such approvals are obtained, to manufacture and market products and the time and expense associated with filing and, if necessary, prosecuting and enforcing patent claims. The Company will require the commitment of substantial resources to conduct the costly and time-consuming research, preclinical development and clinical trials and to establish production and marketing capabilities if any products are successfully developed and approved for commercialization. The Company expects that it will, in the future, seek to raise additional funds for these purposes through public or private equity or debt financings, collaborative or other arrangements with corporate partners or from other sources. Adequate funds for these purposes may not be available when needed or on terms acceptable to the Company. If additional funds are raised through the issuance of equity, further dilution to stockholders may result. The Company has no established bank lines of credit or other arrangements through which it can obtain financing. Insufficient funds may require the Company to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products or to obtain funds through additional arrangements with corporate partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products, which could have a material adverse effect on the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION AND THE RISK OF TECHNOLOGICAL OBSOLESCENCE

  Pharmaceutical product discovery is characterized by extensive worldwide research and development efforts and rapid technological change. New drug discoveries and developments in the Company's field are expected to continue at a rapid pace in both industry and academia, and the Company's success will depend to a large extent upon its ability to develop these technologies. The Company believes that its most significant competition comes from fully-integrated pharmaceutical companies, including Eli Lilly, Merck, Upjohn and others, most of which have products and major research and development programs in the central nervous system area, certain of which are in late stage clinical trials. In addition, there are many other entities, both public and private, in the United States and overseas, including fully-integrated chemical companies, specialized biotechnology firms, academic institutions, government agencies and other research organizations which are involved in the development of products similar to those of Neurogen. Many of the Company's existing or potential competitors possess substantially greater research and development capabilities, technical, clinical, manufacturing, regulatory and marketing experience and financial, human and managerial resources than Neurogen. Competition from other biotechnology and pharmaceutical companies is intense and is expected to increase. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective than those of the Company or that render the Company's technologies or products obsolete or noncompetitive. Prior commercialization of a substantially similar drug by a competitor could put the Company at a significant competitive disadvantage. In addition, the Company's competitors may also succeed in obtaining regulatory approvals and patent protection or other intellectual property rights that would limit the Company's ability to develop or commercialize its potential products. See "Business--Competition" and "--Patents and Proprietary Technology."

GOVERNMENT REGULATION

  The products under development by the Company are subject to extensive regulation and review by numerous federal, state and local government agencies in the United States, including the FDA, and similar governmental authorities in other countries where the Company intends to test and market its products. Obtaining regulatory approval to market a product involves substantial cost and can take many years. Data obtained from preclinical and clinical trials are subject to varying interpretations which can delay, limit or prevent FDA approval. Similar delays may be encountered in foreign countries. Delays and costs in obtaining regulatory approvals would have a material adverse effect on the Company's results of operations. There can be no assurance that the FDA will not change the end points for clinical trials, that clinical data will be accepted by the FDA or that any approvals will be granted on a timely basis, if at all. If regulatory approval of a drug is obtained, such approval may involve limitations and restrictions on the drug's use. In addition, any marketed drug and its manufacturer are subject to continual governmental review, and any subsequent discovery of previously unrecognized problems could result in restrictions on the product or manufacturer, including, without limitation, withdrawal of the product from the market. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. See "Business--Government Regulation."

PATENTS AND PROPRIETARY TECHNOLOGY

  The Company's success depends, in part, on its ability to obtain patents, maintain trade secrets and operate without infringing on the intellectual property rights of third parties. The Company files patent applications both in the United States and in foreign countries in order to protect both its products and its processes. The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed in such cases or the degree of protection afforded under such patents. As a result, there can be no assurance that patent applications relating to the Company's products or processes will result in patents being issued or that issued patents or patents issued in the future to the Company will provide protection against competitors. It is possible that patents issued to the Company will be successfully challenged, or that patents issued to others may preclude the Company from commercializing its products under development. Litigation to establish the validity of patents, to defend against infringement claims or to assert infringement claims against others, if required, can be lengthy and expensive. Moreover, much of the Company's know-how and technology cannot be patented. The Company also relies on trade secrets and confidentiality agreements with collaborators, advisors, employees, consultants, vendors and other service providers in order to protect proprietary know-how. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. Furthermore, the Company's business may be adversely affected if competitors independently develop substantially equivalent technology or if the Company is unsuccessful in protecting its proprietary rights. See "Business--Patents and Proprietary Technology."

NO ASSURANCE OF ADEQUATE REIMBURSEMENT

  The Company's ability to commercialize its products successfully will depend in part on reimbursement of the costs of such products and related treatments at acceptable levels from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend towards managed health care in the United States and the concurrent growth of organizations, such as HMOs, which can control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care providers are instituting and the effect of any health care reform could adversely affect the Company's ability to sell its products if successfully developed and approved by the FDA and/or any other appropriate regulatory authority.

  There can be no assurance that reimbursement in the United States or foreign countries will be available for any products the Company may develop, or if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, the Company's products, thereby adversely affecting the Company's business. The unavailability or inadequacy of third-party reimbursement for the Company's products would adversely affect the Company's business. Moreover, the Company is unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on the Company's business.

ATTRACTION AND RETENTION OF KEY EMPLOYEES AND CONSULTANTS

  The Company's success to date has been highly dependent on the skills of its scientific and management personnel. The Company believes its future success will depend in large part on its ability to recruit and retain such personnel, consultants and members of its Scientific Advisory Board. The Company faces significant competition for such individuals from other companies, academic institutions, government entities and other organizations. The failure to attract and retain one or more of these key personnel could adversely affect the Company. In addition, the failure to retain certain of the Company's current personnel, some of whom do not have employment contracts with the Company, could adversely affect the Company. Each of the Company's current personnel has entered into confidentiality and non-competition agreements with the Company. See "Business--Human Resources."

LACK OF MANUFACTURING CAPABILITY

  Neurogen is currently relying, in significant part, on third-party manufacturers to produce its compounds for preclinical and clinical trials. Pfizer and Schering-Plough are responsible for the manufacture of compounds for clinical trials which are subject to the Pfizer Agreements and the Schering-Plough Agreement, respectively. See "Business--Collaborative Research and Licensing Agreements." The Company also currently utilizes third-party manufacturers from time to time to produce other compounds for its research purposes. The Company expects to be dependent on its collaborative partners or third-party manufacturers to supply adequate quantities of its compounds for additional clinical trials and commercial distribution if approved by the FDA and/or any other applicable regulatory authority, although the Company has retained certain manufacturing rights under the Schering-Plough Agreement. There can be no assurance that the Company will be able to enter into any necessary third-party manufacturing arrangements on terms acceptable to the Company, if at all. In the event that the Company is unable to obtain contract manufacturing on commercially acceptable terms, its ability to commercialize its potential products may be adversely affected. The Company's dependence upon third parties for the manufacture of its potential products may adversely affect the Company's future profit margins, if any, and its ability to develop and manufacture products on a timely and competitive basis. Furthermore, there can be no assurance that such manufacturers will abide by any use limitations or confidentiality restrictions in licenses with the Company. In addition, any such manufacturer may develop process technology related to the manufacture of Neurogen's compounds which it owns independently or jointly with Neurogen, which could increase the Company's reliance on such manufacturer or require the Company to obtain a license from such manufacturer in order to have its products manufactured. There can be no assurance that such license, if required, would be available on terms acceptable to the Company, if at all. See "Business-- Manufacturing." In the event the Company decides to or is required to establish internal manufacturing capabilities for additional clinical trials or commercial distribution of any of its products there can be no assurance that the Company will be able to establish such capabilities at an acceptable cost or in an acceptable time frame, if at all,

LACK OF SALES AND MARKETING EXPERIENCE

  Neurogen has limited experience in product sales, marketing and distribution and intends to rely on co- promotion or other licensing arrangements with corporate partners (including Pfizer and Schering-Plough) for the marketing and sales of certain of its potential products in some or all geographic markets, if regulatory approval is obtained. There can be no assurance that the Company will be successful in establishing future strategic alliances to market potential products, or that its licensees in these arrangements will be successful in marketing such products. In the event that the Company is unable or elects not to enter into such arrangements, there can be no assurance that Neurogen will successfully develop sales and marketing capabilities, that the cost of establishing a marketing staff or sales force will not exceed product revenues, if any, or that any sales and marketing efforts by the Company will be successful. In addition, the Company competes with many other companies that currently have extensive and well-funded marketing and sales operations. Moreover, even if products that the Company or any collaborative partner develops are brought to market, there can be no assurance that they will gain acceptance among physicians, patients or third-party payors. See "Business-- Sales and Marketing."

POTENTIAL PRODUCT LIABILITY

  The Company faces an inherent business risk of exposure to product liability claims in the event that the use of its products is alleged to have caused an adverse effect on patients. Such risk exists for products being tested in human clinical trials, as well as products that receive regulatory approval for commercial sale. Manufacturers of pharmaceuticals have been the subject of significant product liability litigation. The Company maintains product liability insurance for compounds it is testing in clinical trials. The Company intends to seek additional product liability insurance coverage if and when its products are commercialized, but can give no assurance that it will be able to obtain such insurance at acceptable costs, if at all. Furthermore, there can be no assurance that such coverage, if obtained, will be adequate to cover claims. There can be no assurance that the Company will not experience a significant product liability claim or recall, which could adversely affect the Company's business.

HAZARDOUS MATERIALS

  As with many biotechnology companies, the Company's research and development involves the controlled use of hazardous materials, chemicals and radioactive compounds. There can be no assurance that the Company's safety procedures for handling and disposing of such materials will comply with the standards prescribed by state and federal regulations or that it will not be subject to the risk of accidental contamination or injury from these materials. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could adversely affect the Company.

VOLATILITY OF STOCK PRICE

  The market prices for securities of biotechnology companies, including Neurogen, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Announcements of technological innovations, regulatory developments or new commercial products by, and, developments concerning proprietary rights and clinical progress of, the Company or its competitors and period to period fluctuations in financial results may have a significant impact on the Company's business and on the market price of the Common Stock.

Future sales of substantial amounts of Common Stock by existing stockholders could also adversely affect the prevailing price of the Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of substantial numbers of shares of Common Stock in the public market following this offering could adversely affect the prevailing market price of the Common Stock. Upon completion of this offering, based on the number of shares outstanding at June 30, 1995 and without taking into account shares of Common Stock issuable upon the exercise of outstanding stock options or warrants, the Company will have 12,628,033 shares (or 13,003,033 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock outstanding. Of these shares, the Company believes 9,336,840 shares will be freely tradeable under the Securities Act without restriction or further registration under the Securities Act, and 3,291,193 shares will be held by affiliates of the Company and will be freely tradeable subject to the volume and other restrictions of Rule 144 promulgated under the Securities Act.

  In addition, shares of Common Stock issuable upon the exercise of options granted pursuant to the Company's stock option plans will be freely tradeable without restriction when those options are exercised, subject, in certain cases, to the volume and other restrictions of Rule 144. Options to purchase 753,388 shares of Common Stock were exercisable at June 30, 1995.

  The Company and the officers and directors and certain other stockholders of
the Company (holding an aggregate of approximately           shares of Common
Stock) have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock except without the prior written consent of Smith Barney Inc. for 90 days after the date of this Prospectus, in the case of the Company, in certain limited circumstances.

  In addition, certain holders of shares of Common Stock or warrants to purchase shares of Common Stock have the right to cause the Company to register their shares under the Securities Act, subject to certain conditions and limitations. Exercise of any of these registration rights could involve a substantial expense to the Company and may adversely affect the Company's ability to complete future equity financings.

DILUTION; WARRANTS AND STOCK OPTIONS

  The public offering price of the Common Stock is substantially higher than the net tangible book value per share of the Common Stock prior to the offering. Purchasers of shares of Common Stock in this offering, therefore, will experience immediate and substantial dilution equal to approximately $9.70 per share from the public offering price per share (assuming a public offering price of $15.438 per share). Certain stock options and common stock purchase warrants granted by Neurogen to date may be exercised at prices equal to or lower than the public offering price and consequently may have a further dilutive effect on the net tangible book value per share of the Common Stock. Neurogen anticipates that it will grant additional stock options in the future which may have similar dilutive effects in connection with its efforts to recruit and retain key personnel. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds from the sale of the 2,500,000 shares of Common Stock offered hereby, after deducting estimated offering expenses payable by the Company, are estimated to be approximately $36.1 million ($41.5 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $15.438 per share.

  The Company intends to use the proceeds of this offering to fund its research and development activities, including the clinical development of compounds which are not the subject of existing collaborations with Pfizer and Schering-Plough. While Pfizer and Schering-Plough have assumed responsibility for the funding of the development of the compounds under their respective collaborative agreements, Neurogen plans to seek to enter into additional collaborations with respect to eating disorders, stress disorders or other programs whereby it may assume additional responsibilities for the funding of development activities and would seek to retain additional commercial rights. The amount and timing of the proceeds allocated to specific research and development activities will depend upon numerous factors, some of which are beyond the Company's control, such as the status of competitive products, the progress of the Company's research and development programs and the timing and availability of alternative methods of financing for the Company, including existing or future strategic alliances and joint ventures with third parties. The Company evaluates on an ongoing basis potential collaborative arrangements with third parties. In addition, the Company intends to use some of the proceeds to fund working capital and general corporate purposes, which may include capital expenditures in connection with improvements to the Company's facilities. The Company has not determined the amount it plans to spend for each of such purposes or the timing of such expenditures.

  Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing obligations of investment grade. The Company anticipates that its existing capital resources, including the net proceeds of the offering, will enable it to maintain its current and planned operations through 1998. The Company's capital requirements may vary, however, depending upon numerous factors, including those described above. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  At March 31, 1995, the adjusted net tangible book value of the Company was approximately $36.2 million or $3.59 per share of Common Stock. The adjusted net tangible book value per share of the Company represents the amount of total tangible assets of the Company less the amount of total liabilities at March 31, 1995, giving effect to the up-front payment by Schering-Plough under the Schering-Plough Agreement as if such payment had been made on such date, divided by the number of shares of Common Stock outstanding as of such date. Without giving effect to any additional changes in adjusted net tangible book value after March 31, 1995, other than the sale of the shares offered hereby and receipt of the net proceeds therefrom at an assumed public offering price of $15.438 per share, the adjusted net tangible book value of the Company at March 31, 1995 would have been approximately $72,318,000 or $5.74 per share. This represents an immediate increase in adjusted net tangible book value of $2.16 per share of Common Stock held by the existing stockholders of the Company and an immediate dilution of $9.70 per share to new investors purchasing shares at the public offering price. The following table illustrates the dilution in adjusted net tangible book value per share to new investors as of March 31, 1995, assuming that the Underwriters' over-allotment option is not exercised:

   Assumed public offering price per share.......................       $15.438
     Adjusted net tangible book value per share before offering.. $3.59
     Increase in adjusted net tangible book value per share
   attributable to the    offering...............................  2.16
                                                                  -----
   Pro forma net tangible book value per share after the
   offering......................................................          5.74
                                                                        -------
   Dilution per share to new investors...........................       $  9.70
                                                                        =======

  The foregoing assumes no exercise of stock options or warrants to purchase 829,816 shares of Common Stock which were exercisable on March 31, 1995. To the extent such options and warrants are exercised at prices lower than the public offering price, there will be further dilution to new investors. See "Risk Factors--Dilution; Warrants and Stock Options."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on The Nasdaq Stock Market under the symbol "NRGN." The table below sets forth the high and low sales prices for the Common Stock on The Nasdaq Stock Market for the periods indicated since January 1, 1993. The Company's fiscal year ends on December 31.

                             PERIOD                           HIGH      LOW
                             ------                           -----    -----
   1993:
   -----
   First Quarter............................................. $  8 3/8 $  5 3/4
   Second Quarter............................................    7        5 1/2
   Third Quarter.............................................    7 5/8    6
   Fourth Quarter............................................    7 5/8    6 1/8
   1994:
   -----
   First Quarter.............................................  $  9     $ 7
   Second Quarter............................................     9       6 1/2
   Third Quarter.............................................     6 7/8   4 3/4
   Fourth Quarter............................................     7       6
   1995:
   -----
   First Quarter............................................. $  9 5/8 $  6 5/8
   Second Quarter............................................   17        9 1/4
   Third Quarter (through July 6, 1995)......................   16 1/4   14 1/4

  On July 6, 1995, the last reported sale price for the Common Stock as reported on The Nasdaq Stock Market was $15.438 per share. As of June 30, 1995, there were approximately 460 holders of record of the Common Stock.

                                DIVIDEND POLICY

  Neurogen has never paid any dividends on its Common Stock. For the foreseeable future, it is anticipated that earnings, if any, which may be generated from Neurogen's operations will be used to finance growth and that dividends will not be paid to stockholders.

                                CAPITALIZATION

  The following table sets forth the current and long-term portions of long-term obligations and the stockholders' equity of Neurogen as of March 31, 1995 and as adjusted to reflect (i) the receipt by the Company of $17.9 million on June 28, 1995 pursuant to the Schering-Plough Agreement and (ii) the sale by the Company of 2,500,000 shares of Common Stock offered hereby, assuming a public offering price of $15.438 per share, and the receipt of the estimated net proceeds therefrom.

                                                             MARCH 31, 1995
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Current portion of long-term obligations................. $    146    $   146
                                                          ========    =======
Long-term obligations, excluding current portion......... $    582    $   582
                                                          --------    -------
Stockholders' equity:
  Preferred Stock, par value $.025 per share; 2,000,000
     shares authorized; none issued and outstanding,
     actual and as adjusted..............................      --         --
  Common Stock, par value $.025 per share; 30,000,000
     shares authorized, 10,098,663 shares issued and
     outstanding, actual; and 12,598,663 shares issued
     and outstanding, as adjusted(1).....................      252        315
  Additional paid-in capital.............................   45,681     81,699
  Accumulated deficit....................................  (23,467)    (9,713)
  Unrealized gain on marketable securities...............       17         17
                                                          --------    -------
    Total stockholders' equity...........................   22,483     72,319
                                                          --------    -------
     Total capitalization................................ $ 23,065    $72,901
                                                          ========    =======

- --------
(1) Does not include 2,186,863 shares of Common Stock issuable upon exercise of outstanding stock options and common stock purchase warrants at March 31, 1995. At March 31, 1995, options and warrants to purchase 829,816 shares of Common Stock were exercisable. See Notes 4, 5 and 7 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The selected financial data presented below as of December 31, 1990, 1991, 1992, 1993 and 1994 and for each of the years in the five-year period ended December 31, 1994 are derived from the financial statements of Neurogen, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected financial data for the three-month period ended March 31, 1994 and 1995 have been derived from the unaudited financial statements of the Company, and, in the opinion of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial data for such periods. The results of operations for the three-month period ended March 31, 1995 are not necessarily indicative of the results of operations for the full year. The selected financial data presented below should be read in conjunction with the more detailed information contained in the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                        THREE MONTHS
                                  YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                          -------------------------------------------  ----------------
                           1990     1991     1992     1993     1994     1994     1995
                          -------  -------  -------  -------  -------  -------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
 STATEMENT OF OPERATIONS
 DATA:
   Research revenue......     --       --   $ 4,595  $ 4,605  $ 5,789  $ 1,150  $ 1,870
   Operating expenses:
     Research and
      development........ $ 2,189  $ 3,674    4,721    6,452   10,150    2,360    3,044
     General and
      administrative.....   1,249    1,627    2,043    2,475    2,774      797      688
   Other income, net.....     410      140      576      506      484       30      162
                          -------  -------  -------  -------  -------  -------  -------
   Net loss.............. $(3,028) $(5,161) $(1,593) $(3,816) $(6,651) $(1,977) $(1,700)
                          =======  =======  =======  =======  =======  =======  =======
   Net loss per share.... $  (.52) $  (.77) $  (.18) $  (.43) $  (.70) $  (.22) $  (.17)
                          =======  =======  =======  =======  =======  =======  =======
   Weighted average
    number of shares
     outstanding.........   5,773    6,675    8,752    8,962    9,528    8,970   10,084


                                          DECEMBER 31,
                           ----------------------------------------------  MARCH 31,
                            1990     1991      1992      1993      1994      1995
                           -------  -------  --------  --------  --------  ---------
                                              (IN THOUSANDS)
 BALANCE SHEET DATA:
   Cash, cash equivalents
    and marketable
    securities...........  $ 4,028  $ 7,638  $ 19,423  $ 12,326  $ 15,480  $ 14,045
   Total assets..........   11,156   14,695    27,426    22,704    25,889    24,532
   Long-term obligations,
    excluding
    current portion......    1,093    1,687     1,265       792       620       582
   Accumulated deficit...   (4,545)  (9,706)  (11,299)  (15,115)  (21,766)  (23,467)
   Stockholders' equity..    9,771   12,065    24,587    20,771    24,081    22,483

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Since its inception in September 1987, Neurogen has been engaged in the discovery and development of proprietary therapeutic products for the treatment of psychiatric and neurological disorders. The Company has not derived any revenue from product sales and expects to incur significant and increasing losses over at least the next several years as it continues to expand its discovery and development programs. Its revenues to date have come from two collaborative research agreements entered into with Pfizer, one collaboration and license agreement with Schering-Plough and from interest income. The Company entered into the 1992 Pfizer Agreement in February 1992 to collaborate with respect to the development of compounds for anxiety and cognition disorders. The Company entered into the 1994 Pfizer Agreement in June 1994 to collaborate with respect to its sleep disorder program. The Company entered into the Schering-Plough Agreement in June 1995 to develop and market compounds for the treatment of dopamine-mediated psychiatric disorders.

RESULTS OF OPERATIONS


  Results of operations may vary from period to period depending on numerous factors, including the timing of payments received under existing or future strategic alliances, joint ventures or financings, if any, the progress of the Company's research and development projects, technological advances and determinations as to the commercial potential of proposed products. Neurogen expects research and development costs to increase significantly over the next several years as its drug development programs progress. In addition, general and administrative expenses necessary to support the expanded research and development activities are expected to increase for the foreseeable future.

 Three Months ended March 31, 1995 and 1994

  The Company's research revenues were $1,869,667 for the three months ended March 31, 1995 compared to $1,150,000 for the same period in 1994. Research funding pursuant to the Pfizer Agreements constituted substantially all of the Company's revenues and increased 63% for the three-month period ended March 31, 1995 compared to the same period in 1994. This increase is due to the commencement of the 1994 Pfizer Agreement. Research funding under the 1992 Pfizer Agreement, which has represented $4.6 million per year for the last three years, is scheduled to terminate at the end of 1995 if Pfizer does not extend the collaboration.

  Research and development costs have increased $684,216, or 29%, to $3,043,972 for the three-month period ended March 31, 1995 as compared to the same period in 1994. This increase is due primarily to expansion of preclinical and clinical testing on the Company's lead antipsychotic compound, increased staffing levels and purchases of laboratory equipment, materials and supplies. Research and development costs represented 82% of total operating expenses for the first quarter of 1995 as compared to 75% for the same period in 1994.

  General and administrative expenses decreased $109,095, or 14%, to $688,432 for the three-month period ended March 31, 1995 as compared to the same period in 1994. This decrease is primarily attributable to a refinement in the Company's allocation of expenses between research and development and general and administrative and to a general reduction in several areas.

  Other revenues, consisting primarily of interest income and gains and losses from U.S. government securities, increased 268% for the first quarter of 1995 compared to the same period in 1994 due to higher interest rates, realized gains on U.S. government securities and a higher level of invested funds.

  The Company incurred a net loss of $1,700,461 for the three months ended March 31, 1995 as compared with a net loss of $1,976,833 for the same period in 1994. The net loss decreased in 1995 due primarily to revenue received under the 1994 Pfizer Agreement.

 Years ended December 31, 1994, 1993 and 1992

  The Company's research revenues were $5,789,333 in 1994, $4,604,524 in 1993 and $4,595,476 in 1992. Research funding pursuant to the Pfizer Agreements constituted substantially all of the Company's revenues and increased 22% in 1994 compared to 1993 due to the commencement of the 1994 Pfizer Agreement. Revenues remained relatively constant in 1993 as compared with 1992.

  Research and development costs have increased substantially over the years, rising 57% to $10,149,633 in 1994 as compared with 1993 and 37% to $6,451,876 in 1993 as compared with 1992. The increase in 1994 was due primarily to expansion of preclinical and clinical testing on the Company's lead antipsychotic compound, increased staffing levels and purchases of laboratory equipment, materials and supplies. The increase in 1993 over 1992 was due to expansion of preclinical testing on the Company's lead compounds in the anxiolytic, anticonvulsant and antipsychotic programs, increased staffing levels and purchases of laboratory equipment, materials and supplies. Research and development costs represented 79%, 72%, and 70% of total operating expenses in 1994, 1993, and 1992, respectively.

  General and administrative expenses increased 12% to $2,774,380 in 1994, and 21% to $2,474,647 in 1993 as compared with 1992. The increases in both years were due primarily to staff additions in connection with the expansion of the Company's operations and the addition of related facilities.

  Other revenues, consisting primarily of interest income and gains and losses from U.S. government securities, decreased 7% in 1994 due to realized and unrealized losses on U.S. government securities. Other income decreased in 1993 as compared with 1992 due to a lower level of invested funds and declining interest rates.

  The Company incurred a net loss of $6,651,195, $3,816,131 and $1,593,286 in 1994, 1993, and 1992, respectively. The increase from 1993 to 1994 was due to increased development and clinical costs of NGD 94-1, its lead antipsychotic compound, and additional staff and related laboratory supply costs for other non-Pfizer projects. The net loss increased from 1992 to 1993 due to the Company's expansion of operations unrelated to the Pfizer Agreements.

  In 1993 and 1994, respectively, the Company adopted Financial Accounting Standards Board Statements No. 109, "Accounting for Income Taxes" ("SFAS 109") and No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Adoption of SFAS 109 and 115 did not have a significant impact on the Company's financial statements.

LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1995 and December 31, 1994, cash, cash equivalents and marketable securities were in the aggregate $14,045,000 and $15,480,000, respectively. The decrease in 1995 was due to expenditures associated with establishing additional operations.

  Neurogen's cash requirements to date have been met by the proceeds of its financing activities, including interest earned on such proceeds, and research funding received pursuant to the Pfizer Agreements and the Schering-Plough Agreement. The Company's financing activities have included three private placement offerings of the Company's common stock during 1988 and 1989, a public offering of the Company's common stock in each of 1989 and 1991, and the sale of common stock to Pfizer in 1992 and 1994 in connection with entering into the Pfizer Agreements. Total funding received from these financing activities was approximately $45,400,000. The Company's expenditures have been primarily to fund research and development and general and administrative expenses, including hiring research and development, management and administrative personnel, and to construct and equip its research and development facility.

  In the first quarter of 1992, the Company entered into the 1992 Pfizer Agreement effective January 1992 pursuant to which Pfizer made a $13,750,000 equity investment in the Company. Pursuant to the 1992 Pfizer Agreement, the Company expects to receive approximately $18,400,000 during the four-year period which commenced January l, 1992 for research and development of the Company's anxiolytic and cognitive enhancer programs, and may receive up to an additional $4,600,000 for a fifth year should Pfizer exercise its option to extend the collaboration. Neurogen could also receive milestone payments totaling $12,500,000 during the development and regulatory approval of its products. In return, Pfizer received the exclusive rights to manufacture and market GABA-based anxiolytics and cognition enhancers developed in the collaboration for which it will pay Neurogen royalties based upon net sales levels, if any, for such products. As of March 31, 1995, Pfizer had provided $14,950,000 of research funding to the Company pursuant to the 1992 Pfizer Agreement, in addition to its equity investment in 1992.

  Neurogen and Pfizer entered into their second collaborative agreement, the 1994 Pfizer Agreement, in July 1994, pursuant to which Pfizer provided $9,864,000 in equity financing. Pursuant to the 1994 Pfizer Agreement, the Company expects to receive approximately $7,386,000 during the three-year period which commenced July 1, 1994, for research and development of the Company's sleep disorder program and may receive additional funding of $2,379,000 for a fourth year should Pfizer exercise its option to extend the collaboration. Neurogen could also receive milestone payments totaling $3,250,000 during the development and regulatory approval of its sleep disorder compounds. As part of this second collaboration, Pfizer received the exclusive rights to manufacture and market GABA-based sleep disorder products developed in the collaboration for which it will pay Neurogen royalties depending upon net sales levels, if any. As of March 31, 1995, Pfizer had provided $2,628,667 of research funding to the Company pursuant to the 1994 Pfizer Agreement, in addition to its equity investment in 1994.

  Under both the 1992 Pfizer Agreement and the 1994 Pfizer Agreement, in addition to making the equity investments and the research and milestone payments noted above, Pfizer is responsible for funding the cost of all clinical development and marketing, if any, of drugs developed from the collaboration.

  In June 1995, Neurogen and Schering-Plough entered into the Schering-Plough Agreement pursuant to which Neurogen and Schering-Plough are collaborating in the discovery and development of anti-psychotics and drugs for other disorders which act through the dopamine family of receptors. Pursuant to the Schering-Plough Agreement, the Company received an up-front payment of $14,000,000 for the rights to Neurogen's dopamine compounds and $3,000,000 for the right to test certain of Neurogen's combinatorial chemistry libraries in selected non-CNS assays. Schering-Plough also agreed to pay an additional $3,000,000 in 1996 for the right to test additional libraries. Moreover, Neurogen expects to receive approximately $7,200,000 during the two year period which commenced June 28, 1995, for research and development of the Company's antipsychotic program and may receive additional research and development funding of up to $3,600,000 per year for three additional one-year periods depending on whether and the extent to which Schering-Plough exercises its right to extend the collaboration. Neurogen could also receive milestone payments of up to approximately $32,000,000 if it achieves certain development and regulatory objectives regarding its products subject to the collaboration. In return, Schering-Plough received the exclusive worldwide license to market products subject to the collaboration and Neurogen retained the rights to receive royalties based on net sales levels, if any.

  The Company plans to use its cash balance for its research and development activities, working capital and general corporate purposes. Neurogen anticipates that its cash balance, including the proceeds from this offering, and interest thereon, as supplemented by research funding pursuant to the Pfizer Agreements and the Schering-Plough Agreement, will be sufficient to fund its current and planned operations through 1998. However, Neurogen's funding requirements may change and will depend upon numerous factors, including but not limited to, the progress of the Company's research and development programs, the timing and results of preclinical testing and clinical studies, the timing of regulatory approvals, technological advances, determinations as to the commercial potential of its proposed products, the status of competitive products and the ability of the Company to establish and maintain collaborative arrangements with others for the purpose of funding certain research and development programs, conducting clinical studies, obtaining regulatory approvals and, if such approvals are obtained, manufacturing and marketing products. The Company anticipates that it will augment its cash balance through financing transactions, including the issuance of debt or equity securities and further corporate alliances. No arrangements have been entered into for any future financing and no assurances can be given that adequate levels of additional funding can be obtained on favorable terms, if at all.

  As of December 31, 1994, for federal income tax purposes, the Company had generated net operating loss carryforwards of approximately $22,800,000, which are scheduled to expire in the years 2003 through 2009. A significant portion of these net operating loss carryforwards will be utilized in 1995 as a result, in part, of up-front payments received and corresponding revenues recognized pursuant to the Schering-Plough Agreement. The issuance of shares by the Company pursuant to this offering, future issuance of securities by the Company and/or sales of securities by the Company's principal shareholders could result in an ownership change as defined by Section 382 of the Internal Revenue Code of 1986. Such an ownership change could limit the Company's utilization of net operating loss carryforwards to offset future taxable income, if any.

                                   BUSINESS

OVERVIEW

  Neurogen Corporation is an emerging neuropharmaceutical company engaged in the discovery and development of a new generation of drugs to treat psychiatric and neurological disorders by regulating nerve cell (neuron) communication in the brain. The Company is developing "receptor subtype specific" drugs based on its expertise in neuronal communication. The Company believes that receptor subtype specific drugs offer the potential for equivalent or improved efficacy and fewer side effects than currently marketed psychotherapeutic drugs, most of which interact with multiple receptor subtypes. The Company leverages its resources, where it believes it to be advantageous, through collaborations with large pharmaceutical companies for advanced clinical development and commercialization of its products. The Company has existing collaborations with Pfizer Inc ("Pfizer") and Schering Corporation and Schering-Plough Ltd. (together, "Schering-Plough") and intends to enter into additional collaborations where appropriate.

  Neurogen believes that its expertise in neurobiology, medicinal chemistry and molecular biology, combined with its biased combinatorial chemistry program, enable it to identify and develop compounds more quickly and efficiently than it could using traditional drug discovery techniques. Neurogen has developed a portfolio of neuropharmaceutical drug candidates designed to treat anxiety, psychosis, dementia, depression, epilepsy and sleep, eating and stress disorders. Industry analysts estimate the worldwide market for currently marketed neuropharmaceuticals for such disorders to be in excess of $10.5 billion annually.

BACKGROUND

  The human central nervous system (the "CNS") is composed of nerve cells, or neurons, in the brain and spinal cord which are organized into interconnecting networks responsible for coordinating all functions in the body. As a result, neurons are implicated in all psychiatric and neurological disorders.

  Neurons can be divided into many different classes. While the fundamental purpose of all neurons is to communicate with other neurons and cells throughout the body, each class of neurons has a particular function to play in the CNS, including controlling a physiological action, responding to stimulation or storing memory. Communication between neurons occurs through complex electrical and chemical processes involving the transmission of chemicals, known as neurotransmitters, across spaces between nerve cells, known as synapses. At a synapse, electrical signals in the transmitting neuron cause the release of neurotransmitters. After being released from one neuron, a neurotransmitter diffuses in the synapse and interacts with proteins, known as receptors, located on the surface of adjacent neurons. Each neuron contains thousands of receptors. When a neurotransmitter binds to and activates a receptor, it produces a response in the receiving neuron thereby stimulating specific functions or actions.

  Disruption of normal neuronal communication has been implicated in many neurological and psychiatric disorders, including anxiety, schizophrenia, eating disorders, stroke and epilepsy. Such disruption can result from abnormal release of neurotransmitters, aberrant signaling between nerve cells or heightened sensitivity of receptors to normal levels of neurotransmitters.

[FIGURE 1.1]

  Figure 1.1. Artist's depiction of neurotransmitter activity at the synapse

  The complex task of communication between neurons is carried out by almost 100 different types of neurotransmitters. Each neurotransmitter interacts only with selected types of receptors specific to that neurotransmitter.

  For many years, it was commonly believed that each neurotransmitter interacted with one or at most two types of receptors. In the last decade, however, scientists, including current members of Neurogen's scientific staff, have discovered that each neurotransmitter interacts with not just one type of receptor but with multiple receptor subtypes which are grouped into families depending on the similarity of their molecular structure. Receptor subtypes differ slightly from other members of their family, are distributed differently throughout the brain and may control different physiological functions from other receptor subtypes within the same family.

  The neurotransmitters gamma-aminobutyric acid ("GABA"), dopamine and neuropeptides control many important neuro-physiological functions. GABA is believed to be one of the most prevalent neurotransmitters in the CNS. GABA interacts with a family of receptor subtypes, known as GABA receptors, to regulate the activity level of neurons. Subtypes of GABA receptors have evolved to carry out particular functions in the CNS. Because of its prevalence in the CNS, disruption of normal GABA receptor function is implicated in many neuro-psychiatric disorders, including anxiety, learning and memory impairment, sleep disorders and seizures.

  Dopamine is present at fewer synapses in the CNS than GABA, but is known to control important functions such as movement and emotional responses. Dopamine interacts with a family of receptors, known as dopamine receptors, consisting of at least five subtypes, each of which is responsible for certain functions in the CNS. For example, abnormalities in dopamine transmission have been implicated in schizophrenia.

  The Company believes neuropeptides, by interacting with certain receptors, are associated with mood, eating and stress responses. Two neuropeptides, neuropeptide Y ("NPY") and corticotrophin releasing factor ("CRF"), are believed to be associated with eating and stress disorders. As with dopamine, NPY and CRF interact with a family of receptor subtypes.

  Almost every psychotherapeutic drug currently on the market interacts not with one specific receptor subtype, but with many or all members of one or more receptor families. Neurogen believes that this nonselectivity is the principal cause of the side effects, including sedation and addiction, associated with such drugs. The discovery of receptor subtypes has provided an opportunity for Neurogen to design drugs which target specific receptor subtypes. Neurogen believes that "receptor subtype specific" drugs could be efficacious with fewer adverse side effects than currently marketed drugs.

BUSINESS STRATEGY

  Neurogen's mission is to be a leader in the design, development and commercialization of psychotherapeutic drugs for the treatment of a variety of neuro-psychiatric disorders. The Company focuses its drug discovery efforts on small molecule compounds that target specific receptor subtypes implicated in such disorders. Neurogen believes that such compounds offer the potential for equivalent or improved efficacy with fewer side effects than drugs currently on the market. The key points of the Company's strategy are as follows:

  TARGET MULTIPLE PSYCHOTHERAPEUTIC MARKETS. Neurogen utilizes its expertise in the CNS area to develop a diverse portfolio of drug candidates to treat commonly found neurological disorders, including anxiety, psychosis, depression and eating, sleep and stress disorders. By targeting multiple neuropsychiatric disorders which represent large markets, the Company seeks to reduce its reliance on any single program.

  DEVELOP RECEPTOR SUBTYPE SPECIFIC COMPOUNDS. The Company focuses its drug discovery efforts on "receptor subtype specific" small molecule compounds the Company believes will have fewer side effects than currently marketed drugs. The Company believes that such drugs have the potential to penetrate and expand existing markets as evidenced by the new class of antidepressants (e.g., Prozac, Zoloft and Paxil) which selectively interact with certain receptors and have less severe side effects than previous antidepressants. In addition, the Company seeks to develop small molecule drugs due to their relatively high solubility, increased ability to cross the blood brain barrier (a critical consideration in developing safe and efficacious drugs) and low manufacturing costs.

  UTILIZE ADVANCED DISCOVERY TECHNOLOGIES. The Company utilizes its advanced discovery technologies, including its combinatorial chemistry program, to enhance its drug discovery capabilities and to provide new opportunities for strategic partnerships. Employing its biased combinatorial chemistry capabilities, the Company is developing extensive libraries of small molecule compounds. This program was instrumental in the discovery of NGD 95-1, Neurogen's development compound for the treatment of eating disorders. In addition, as part of its collaboration with Schering-Plough, Neurogen will share its library with Schering-Plough in return for $3.0 million per year for two years.

  RATCHET GROWTH THROUGH STRATEGIC COLLABORATIONS. The Company seeks to ratchet its growth through successive strategic collaborations in which it hopes to progressively retain additional commercial rights and assume additional responsibilities to deliberately develop its clinical development, manufacturing and sales capabilities. Further, through its collaborations, Neurogen seeks to diversify the development risk of its programs and to enhance the likelihood of commercialization of its compounds. In its collaborations with Pfizer, Neurogen has focused its efforts primarily on research and discovery and looks to Pfizer to conduct and fund all clinical development, manufacturing and sales/marketing activities. In its collaborations with Schering-Plough, in addition to leading the research and discovery efforts, Neurogen has retained the right to participate in the clinical development of collaboration compounds (while Schering-Plough will conduct and fund clinical trials) and an option to manufacture products resulting from the collaboration for the United States market.

PRODUCT RESEARCH AND DEVELOPMENT

  The Company believes it is well positioned to capitalize on advances in molecular biology, medicinal chemistry and neurobiology to develop new psychotherapeutic compounds. The Company believes that its scientists possess an advanced understanding of the biochemistry of the brain and its possible connection to human behavior and that this understanding has enabled the Company to develop a portfolio of compounds which include what it believes are product candidates for the treatment of anxiety, psychosis, epilepsy, dementia, depression and sleep, eating and stress disorders.

 DRUG DISCOVERY TECHNOLOGIES

  Neurogen's drug discovery technologies have evolved from a traditional approach of identifying leads from known chemical compounds to developing its own proprietary library of potential compounds. When Neurogen first began to concentrate on anxiety and psychosis disorders, a number of small molecule compounds were known to interact with the GABA and dopamine receptor families and provide therapeutic benefits. This allowed Neurogen to follow a traditional medicinal chemistry approach by starting from known active structures and from that starting point searching for novel chemical classes of compounds to treat these disorders. Neurogen then coupled its understanding of the biology of these receptor families with its expertise in medicinal chemistry to pursue the discovery of receptor subtype specific compounds from such novel classes. Throughout the discovery process, Neurogen employed its expertise in pharmacology and animal behavioral assays to assess and further define the activity of its compounds and thereby guide and refine its discovery efforts.

  At the commencement of Neurogen's neuropeptide program for the treatment of eating disorders in 1994, no suitable starting points for chemical structures were known to exist. In order to enhance its ability to discover and develop lead compounds for this program and other therapeutic targets, Neurogen developed a combinatorial chemistry program, an emerging field in the biotechnology and pharmaceutical industries. Unlike traditional drug discovery, in which compounds are typically designed and synthesized at a rate of 50 to 100 compounds per year per chemist, combinatorial chemistry technologies can generate libraries of thousands of compounds in days. Moreover, advances in screening techniques and robotics now allow the rapid screening of thousands of compounds created through combinatorial efforts. Combinatorial libraries like those being developed at Neurogen can be used to find new lead structures for receptors or other targets where no leads exist as well as to optimize lead structures by refining candidates into structures with suitable drug characteristics.

  Most companies with combinatorial chemistry programs have used these technologies to systematically create immense libraries of diverse compounds. However, since the number of unique organic compounds is essentially infinite, Neurogen believes it is important to bias its libraries toward the selection of molecules most likely to interact with receptor families of interest to Neurogen and other pharmaceutical companies. Neurogen also biases its library to create compounds more likely to have drug-like characteristics such as oral availability. To bias its library, Neurogen selects or designs a number of known and proprietary pharmacophores (arrangements of atoms thought to have activity in some biochemical assay) with the aid of Computer Assisted Molecular Modeling (CAMM). These pharmacophores then serve as templates and are subjected to "combinatorial" procedures, whereby the templates are reacted with numerous different variants of a given reaction simultaneously, producing a pool of ten or more compounds. The pools of compounds are then screened through a variety of high capacity receptor-based assays to identify compounds that bind with specific receptor subtypes. In 1994, Neurogen generated a library of more than 100,000 compounds using these techniques.

  To date, Neurogen's combinatorial program has been instrumental in developing NGD 95-1, the Company's lead NPY antagonist for eating disorders, and other candidates in its neuropeptide program. The Company believes that this achievement required a fraction of the time that would have been needed using traditional approaches. Neurogen believes these discovery technologies will continue to enhance its ability to find lead structures for difficult medicinal chemistry problems and significantly shorten the time required to optimize such leads and produce viable drug candidates.

 PRODUCT DEVELOPMENT PROGRAMS

  The following table lists the neuropsychiatric disorders being targeted by the Company and the current status of Neurogen's potential products with respect to each of these disorders.

DISORDER                  RECEPTOR                      DEVELOPMENT                   COMMERCIAL
(COMPOUND)                TARGET                        STATUS                        RIGHTS
- ----------                --------                      -----------                   ----------
Anxiety (NGD 91-1)        GABA receptor subtype         Phase I-B clinical trials (1) Pfizer
                                                                                      (Neurogen royalty)
Schizophrenia (NGD 94-1)  Dopamine D/4/ receptor        Phase I-A clinical trials (1) Schering-Plough
                                                                                      (Neurogen royalty)
Schizophrenia (NGD 94-2)  Dopamine D/4/, D/2/ receptors Preclinical                   Schering-Plough
                                                        development (2)               (Neurogen royalty)
Schizophrenia (NGD 93-1)  Multiple dopamine receptors   Preclinical                   Schering-Plough
                                                        development (2)               (Neurogen royalty)
Eating disorders (NGD     NPY/1/ receptor               Preclinical                   Neurogen
95-1)                                                   development (2)
Seizure disorders (ADCI)  NMDA receptors                Preclinical                   Neurogen
                                                        development (2)               (NIH royalty)
Dementia, cognition       GABA receptor subtype         Leads identified (3)          Pfizer
deficits                                                                              (Neurogen royalty)
Insomnia                  GABA receptor subtype         Leads identified (3)          Pfizer
                                                                                      (Neurogen royalty)
Depression                NPY/2/ receptor               Discovery (4)                 Neurogen
Stress-related disorders  CRF receptor                  Discovery (4)                 Neurogen

- --------
(1) See "--Government Regulation" for a description of the phases of clinical trials.
(2) "Preclinical development" indicates that Neurogen is conducting pharmacology testing, toxicology testing, formulation, process development and/or manufacturing scale-up prior to possible submission of an Investigational New Drug application (an "IND").
(3) "Leads identified" indicates that lead compounds have been discovered that meet certain in vitro criteria of the Company. Lead compounds may undergo structural modification and more extensive evaluation prior to selection of candidates, if any, for preclinical development.
(4) "Discovery" activities include initial research related to specific molecular targets and assay development for the identification of new lead compounds.

  ANXIETY PROGRAM. Estimates by the NIMH suggest that anxiety, a sense of irrational fear or dread, is the most common CNS disorder in the United States, affecting approximately 23 million, or 12% of the adult population. The most common anxiety-reducing drugs, or anxiolytics, are the class of drugs known as benzodiazepines (such as Valium(R), Xanax(R) and Librium(R)) which are orally administered compounds that exert their pharmacologic effect on the GABA family of receptors. Benzodiazepines alleviate some of the symptoms of anxiety, but at the same time cause numerous side effects, including drowsiness, impairment of motor skills, memory loss and addiction. In addition, benzodiazepines can cause coma or death if a patient consumes excess alcohol in conjunction with drug treatment. The Company believes these side effects are due to benzodiazepines interacting with and enhancing the activity of many or all GABA receptor subtypes. Despite these side effects, studies by various market sources estimate the annual market for currently marketed anxiolytics to be approximately $3 billion worldwide and $1.5 billion in the United States.

  Neurogen's scientists have been leaders in defining the mechanism of action of benzodiazepines at the GABA receptors. Based on their understanding of the role which GABA receptor subtypes play in the side effects caused by benzodiazepines, Neurogen has developed small molecule, orally administered anxiolytic compounds which it believes may avoid or reduce the adverse side effects of currently marketed anxiolytics by binding to specific subtypes in the GABA receptor family. The Company entered into the 1992 Pfizer Agreement to jointly develop and commercialize with Pfizer anxiolytic and cognition enhancing compounds that act through the GABA family of receptors, including NGD 91-1, the Company's lead anxiolytic. See "--Collaborative Research and Licensing Agreements."

  NGD 91-1. Pursuant to the 1992 Pfizer Agreement, Pfizer filed an IND with the FDA with respect to NGD 91-1 in March 1994. In a Phase I-B clinical trial of situational anxiety, NGD 91-1 was compared to a known anxiolytic, Valium(R), and to a control placebo. While Pfizer is developing NGD 91-1 for use in patients with generalized anxiety disorder, a chronic condition, the Phase I-B study was designed, in part, to obtain an early indication for the efficacy of NGD 91-1 in an acute (situational) setting. The Phase I-B study was "double-blinded" and involved 150 healthy men and women exposed to anxiety caused by the anticipation of an unpleasant medical procedure. Both NGD 91-1 and Valium(R) demonstrated significant anxiolytic effects. However, while Valium(R) caused significant sedation, NGD 91-1 did not cause any sedation. Further Phase I safety studies of NGD 91-1 are currently underway. Under the 1992 Pfizer Agreement, Pfizer has the right to determine when to advance NGD 91-1 in the clinical process, if at all. The Company understands that Pfizer is currently undertaking additional Phase I studies to determine the minimum dose at which the existing formulation of NGD 91-1 is effective and the relationship between blood levels achieved and variations in dosing levels. The Company believes that Pfizer will use the results of these studies to determine whether to begin Phase II clinical trials using the existing formulation or whether adjustments to such formulation may be advisable. If such adjustments were made, further Phase I studies would be required with respect to the reformulated compound before Phase II clinical trials would commence, if at all. As with all drugs that enter clinical testing, no assurances can be given that NGD 91-1 will successfully complete the clinical trials or advance through the regulatory approval process.

  In order to increase the likelihood that Neurogen's portfolio will produce a successful anxiolytic drug, Neurogen, in collaboration with Pfizer, has been developing alternative anxiolytic candidates that act through the GABA family of receptors and have properties similar to those of NGD 91-1 but which belong to a different chemical series. Neurogen has filed patent applications with respect to the composition of NGD 91-1 and the other compounds in its anxiolytic program. See "--Collaborative Research and Licensing Agreements."

  PSYCHOSIS PROGRAM. Schizophrenia refers to a group of mental illnesses of unknown origin which have no known cure and are characterized by a variety of symptoms including hallucinations, delusions and social withdrawal. Schizophrenia is estimated to affect between one-half to one percent of the population worldwide. Although the currently marketed antipsychotic drugs Haldol(R) and Clozaril(R), which act at dopamine receptors, among others, have shown encouraging results in limiting mental deterioration, each of these drugs may cause impairment of motor function, orthostatic hypotension (a decrease in blood pressure which may cause fainting) and numerous other side effects. In the case of Clozaril(R), the possibility of life-threatening changes in the white blood cell count (agranulocytosis) of patients requires blood monitoring of all patients receiving the drug, adding significantly to the cost of the therapy. Moreover, as many as 10% to 20% of all schizophrenics are unresponsive to treatment and 60% of treated patients subsequently relapse and require hospitalization. Industry analysts estimate the current annual market for antipsychotic drugs to be approximately $1.5 billion worldwide and $560 million in the United States.

  Neurogen's antipsychotic program has concentrated on the discovery and development of drugs which block specific dopamine receptor subtypes. Research indicates that dopamine and its receptors play a critical role in schizophrenia. Neurogen scientists have investigated the pharmacology of dopamine receptors and their interaction with the network of neurons involved in emotional response and motor function. The Company believes that selectively blocking certain dopamine receptor subtypes could be efficacious in treating schizophrenia. Using a series of molecular biological, biochemical, cellular biological and behavioral techniques, Neurogen has selected three different lead antipsychotic candidates: NGD 94-1 (its most advanced compound for the treatment of schizophrenia), NGD 94-2 and NGD 93-1. Each of these compounds is subject to the Schering-Plough Agreement which the Company entered into with Schering-Plough in June 1995 to jointly develop and commercialize drugs to treat a variety of dopamine-mediated disorders. See "-- Collaborative Research and Licensing Agreements."

  NGD 94-1. The Company's focus on dopamine receptor subtypes and the design of specific binding agents for these subtypes is similar to its approach with respect to the GABA receptor subtype. In recent years, distinct dopamine receptor subtypes, known as D/1/, D/2/, D/3/, D/4/ and D/5/, have been discovered which Neurogen believes may be involved in psychosis. Because elevated D/4/ receptors have been measured in the autopsied brains of schizophrenics, Neurogen believes that high levels of D/4/ receptors may intensify signals in the brain, thus causing many of the symptoms associated with schizophrenia. As a result, Neurogen believes that a specific D/4/ antagonist might be an effective antipsychotic agent and, because of its specificity, might have a reduced side effect profile compared to currently marketed drugs. Neurogen scientists have identified a series of small molecule, orally administered compounds, including NGD 94-1, which preclinical research has indicated are potent and highly selective antagonists for the D/4/ receptor subtype.

  In November 1994, the Company initiated Phase I trials involving approximately 60 normal male subjects. The Phase I-A trial involving single escalating dose studies for safety, pharmacokinetics and metabolism was completed in January 1995 and indicated that NGD 94-1 was safe and well-tolerated across a broad dose range. Additional pharmacokinetic and pharmacodynamic data is currently being gathered and analyzed, and a multiple dose trial is currently underway. Pursuant to the Schering-Plough Agreement, Schering-Plough has the right to determine when to advance NGD 94-1 in the clinical process, if at all. No assurance can be given that NGD 94-1 will successfully complete the clinical trials or advance through the regulatory approval process. In order to increase the likelihood that Neurogen's portfolio will produce a successful antipsychotic, Neurogen is developing alternative antipsychotic candidates, including its broader spectrum compounds noted below, in collaboration with Schering-Plough.

  While NGD 94-1 is being evaluated primarily as a therapeutic agent, Neurogen is also pursuing its potential for diagnosing schizophrenic patients. By incorporating a radioisotope in the compound, NGD 94-1 may be able to identify and diagnose potential D/4/ receptor abnormalities in patients. The Company has filed patent applications with respect to the composition and use of NGD 94-1 and the other compounds in its antipsychotic program. See "-- Collaborative Research and Licensing Agreements."

  Broader Spectrum Antipsychotics. Schizophrenia may not be a single disease, but a syndrome or spectrum of diseases. As a result, the Company believes that a single receptor subtype specific antipsychotic drug may not provide adequate therapy for all patients. A complementary alternative to a selective agent, such as NGD 94-1, would be a drug that possessed activity at a greater number of, but not all, receptor subtypes to provide broad therapy for all possible patients with fewer side effects than currently marketed antipsychotics. Neurogen has identified a series of compounds with a balance of dopamine receptor blocking activities (at D/2/, D/3/ and D/4/ receptors) and other related receptor blocking activities. In this regard, the Company, together with Schering-Plough, is investigating selected compounds with selectively broader receptor blocking properties. These include NGD 94-2, which selectively blocks the D/4/ receptor and the D/2/ receptor, NGD 93-1, which blocks a broader spectrum of receptors, and other combinations of dopamine antagonists. Neurogen believes that because of their activity at numerous receptor sites, these drugs, which are currently in preclinical development, could potentially be used to treat a spectrum of disorders associated with schizophrenia.

  EATING DISORDERS PROGRAM. Obesity is a major health problem in the United States. Recent studies indicate that almost one-third of the population fits the criteria for at least moderate obesity and that severe obesity affects a large subgroup of this population. Many health problems, including hypertension, arthritis, non-insulin dependent diabetes and elevated cholesterol, are associated with obesity. In addition, it is estimated that as many as ten million people in the United States suffer from other eating disorders such as anorexia nervosa or bulimia nervosa.

  Obesity has traditionally been treated with amphetamines or amphetamine-like drugs which can be highly addictive. More recently antidepressants, such as Prozac(R), have been used with limited success in treating obesity. Due to the limited success of eating disorder therapy and side effects associated with currently available medications, which include nervousness, tremors and insomnia, Neurogen believes that an eating disorder therapy without these side effects would have the ability to penetrate and potentially expand the market for these drugs. The Company further believes that a receptor subtype specific drug that moderates eating habits may have such a reduced side effect profile and represent a step forward in the treatment of eating disorders.

  In recognition of health risks associated with obesity, the FDA transferred the review of anti-obesity drugs to its Endocrine and Metabolic Division in 1994. This move, together with its proposed FDA Guidance for Weight-Control Drugs, suggests that the FDA is increasingly viewing obesity as a disorder which may require chronic treatment. These events have increased interest in the development of improved treatments for obesity in the pharmaceutical industry.

  Academic research (both at Neurogen and at other institutions) has demonstrated that the neurotransmitter NPY is closely connected with animal feeding behavior and appetite control. In preclinical studies, injection of NPY into the hypothalamic region of the brain has stimulated animals that have just eaten to eat again. Studies indicate that animals develop no tolerance for NPY and that those chronically exposed to NPY (over a period of days to weeks) become obese. Independent of these studies, there has developed a greater understanding of the existence and role of NPY receptor subtypes which has stimulated interest in pursuing an NPY-mediated treatment of eating disorders. Based on these studies and its understanding of receptor subtypes, Neurogen believes that a drug which blocks the binding of NPY to one of its receptor subtypes located in the hypothalamus, designated NPY/1/, may have the opposite effect of chronic exposure to NPY and reduce the desire to eat.

  Through its combinatorial chemistry program and throughput screening capabilities, Neurogen has identified a number of antagonists for NPY/1/. Neurogen has tested the most advanced of these orally available compounds, which it has designated NGD 95-1, in rodents where it was shown to inhibit NPY-induced eating. The compound was also shown in rodent studies to decrease normal eating, both overnight and in a 21-day trial. NGD 95-1 is currently undergoing additional rodent efficacy studies and preclinical safety and toxicological testing to assess its suitability for human clinical testing. The Company intends to commence human clinical testing of NGD 95-1 in early 1996, subject to the submission of an IND and no objection thereto by the FDA.

  EPILEPSY AND SEIZURE DISORDERS. Approximately two million people in the United States have epilepsy. Industry analysts estimate the current annual market for anticonvulsant drugs to be approximately $800 million worldwide and over $500 million in the United States.

  Convulsive disorders may have many origins and are characterized by abnormal neuronal activity in the brain. Instead of normal small bursts of electrical impulses, neurons in a person suffering a seizure fire a storm of strong, extremely rapid electrical signals, disturbing the normal activity of the brain. Seizures can be local, affecting only part of the brain, or generalized, affecting the entire brain and resulting in unconsciousness and subsequent amnesia. Drugs currently used to control seizures, such as phenobarbital, phenytoin (Dilantin(R)) and carbamazepine (Tegretol(R)), include drugs that are directed toward specific kinds of epilepsies and anticonvulsants that have a broad spectrum of activity. Epilepsy remains difficult to treat, however, because of limited understanding of the neuronal activity associated with the different forms of seizures and the toxic side effects caused by medication.

  In 1992, Neurogen entered into a licensing and cooperative research and development agreement ("CRADA") with the NIH which provided the Company exclusive access to a library of compounds for evaluation as potential anticonvulsants. In preclinical trials conducted by the Company, one of these compounds, ADCI, exhibited effective anticonvulsant activity in animal model systems used to predict efficacy and potential therapeutic value in treating epilepsy. The Company believes ADCI might be an effective anticonvulsant because it possesses two important modes of action: blocking the NMDA receptor and antagonism of voltage-dependent sodium channels, which is important in the treatment of seizures. Each of these defined biological activities has been associated with the activity of ADCI in different animal seizure models.

  In contrast to many anticonvulsants currently on the market, ADCI shows a therapeutic effect in animal models at doses substantially below doses which cause side effects in preclinical animal models. However, ADCI is difficult to synthesize in large scale. Neurogen intends to improve the route to synthesis before pursuing further development of ADCI. However, there can be no assurance that Neurogen will be successful in this regard or that ADCI will be tested in clinical trials.

  COGNITION DISORDERS. Memory loss is one of the most devastating symptoms of neurodegenerative diseases such as Alzheimer's disease and Parkinson's disease. Research sponsored by the NIMH indicates that as many as five million people in the United States suffer from dementia, the loss of the ability to learn new information and to recall and use previously acquired knowledge effectively. A 1990 study by the U.S. Office of Science and Technology Policy indicates that dementia afflicts approximately 10% of people over 65. The Company believes that GABA may affect and modulate the activity of other neurotransmitters which contribute to the storage and retrieval of memory. By understanding how GABA affects these other neurotransmitters, the Company believes that it may be able to develop a drug candidate that acts through GABA receptor subtypes to enhance brain function and cognition where brain function has been impaired through neurodegenerative processes caused by aging, chemical toxins, Alzheimer's disease or Parkinson's disease.

  The Company believes that the benzodiazepines, which produce their desired anxiolytic effect by enhancing the activity of certain GABA receptors, cause memory impairment and other side effects due to their non-selective binding to GABA receptor subtypes. Accordingly, the Company believes that inhibition of certain GABA receptor subtypes in the cortex and hippocampal regions of the brain may enhance the storage and retrieval of memory. Neurogen has identified a number of compounds that inhibit activity at these GABA receptor subtypes. Of these compounds, Neurogen has identified candidates which it believes are suitable for further preclinical evaluation. Neurogen is pursuing its cognition enhancement program in collaboration with Pfizer under the 1992 Pfizer Agreement. See "--Collaborative Research and Licensing Agreements."

  SLEEP DISORDERS. Recent studies indicate that as many as 20 million people in the United States experience chronic insomnia and an additional 20 to 30 million Americans experience intermittent sleep-disorders. Industry analysts estimate that the annual market for drugs treating insomnia to be approximately $1 billion worldwide and over $300 million in the United States. Neurogen is pursuing drug development for sleep disorders directed primarily toward the treatment of insomnia. While currently marketed drugs to treat sleep disorders, or hypnotics, are effective, they cause numerous side effects, including "hangovers," rebound insomnia, short-term memory loss and addiction.

  Humans possess internal biological clocks that control the timing of different biological processes and affect the ability to sleep. This clock influences many different processes well beyond those associated with activity and rest. Because GABA receptor subtypes are involved in sleep regulation as well as anxiety, the portfolio of compounds which have been synthesized as part of Neurogen's anxiolytic effort are also being evaluated in animal model systems to assess their potential as improved hypnotics. Neurogen's research suggests that some hypnotics may interact with different GABA receptor subtypes than those which regulate anxiety. The Company has identified certain compounds in its portfolio which interact with these receptor subtypes and which it believes are suitable for further preclinical evaluation. Neurogen believes that the side effects associated with many currently marketed medications arise from the fact that these drugs bind non-specifically to many different
GABA receptor subtypes. Neurogen believes that drugs which are selective for certain sleep-inducing GABA receptor subtypes will have fewer side effects than the non-selective benzodiazepines currently on the market and could represent a substantial improvement in the treatment of sleep disorders.

  Neurogen and Pfizer entered into the 1994 Pfizer Agreement to collaborate in the discovery and development of drugs for the treatment of sleep disorders which interact with the GABA family of receptors. See "--Collaborative Research and Licensing Agreements."

  DEPRESSION AND STRESS DISORDERS. Depression is one of the most prevalent mental illnesses in the United States, affecting approximately 17 million people or 9% of the adult population according to the NIMH. Depression occurs in a variety of forms, ranging from a single episode of depressive symptoms to recurrent cycling of moods which can be severe in some patients, alternating between manic "highs" and depressed "lows." Research suggests that more than half of the people who have had one episode of major depression will have another at some point in their lives. While many patients function normally between episodes, it is believed that 20 to 35 percent of the victims suffer chronic depression that prevents them from maintaining a normal routine. Many depressed people sleep too much or too little, are lethargic or agitated and experience feelings of worthlessness and guilt or have recurring thoughts of death or suicide. Older generic antidepressants may cause sedation, mouth dryness or heart irregularities and can be lethal in overdose. Other classes of antidepressants exhibit toxicity when combined with certain foods. While recent pharmaceutical research has led to improved drugs, such as Prozac(R), for the treatment of depression, these medications have limitations in their use primarily because of their slow onset of therapeutic action (up to three weeks) and lack of efficacy in some patients. Neurogen believes that exploring alternative mechanisms of action may lead to a new class of antidepressants that act quickly, safely and effectively either by themselves or in conjunction with existing medications.

  Stress is an important element of depression. A number of neuropeptide receptors which appear to be involved in stress responses, including receptors for NPY and CRF, are altered in depressed patients. Neurogen does not believe drugs specifically targeting these receptors for the treatment of depression have previously undergone clinical testing. By cloning receptors thought to be involved in stress responses, Neurogen believes it may be able to discover and develop small molecule chemical compounds that help to relieve stress by acting as antagonists to NPY and CRF. Having identified receptor subtypes it believes are relevant in stress-related responses, Neurogen is in the process of drug discovery with respect to its depression and stress disorder programs. Using its advanced drug discovery technologies, Neurogen is currently screening its libraries for appropriate NPY and CRF antagonists.

COLLABORATIVE RESEARCH AND LICENSING AGREEMENTS

  As part of its business strategy, the Company seeks collaborative agreements with pharmaceutical companies as a means to achieve ratcheted growth in its own drug development, manufacturing and possibly, sales and marketing capabilities. In February 1992 and again in July 1994, Neurogen entered into separate broad-based collaborations with Pfizer, and in June 1995, Neurogen entered into a collaboration with Schering-Plough. Neurogen will strive through strategic alliances with major pharmaceutical companies to balance its exposure to market risks and to retain an increasing share in the success of its future products. There can be no assurance that the Company will establish any additional collaborative arrangements or that such future relationships, if established, or its current relationships will result in marketed pharmaceutical products.

  PFIZER

  In the first quarter of 1992, Neurogen and Pfizer entered into the 1992 Pfizer Agreement pursuant to which Neurogen and Pfizer are collaborating in the discovery and development of anxiolytics and cognition enhancers which act through the GABA family of receptors. Pursuant to the 1992 Pfizer Agreement, Pfizer purchased 1.0 million shares of Common Stock for $13.8 million, and the Company is entitled, subject to certain conditions, to receive approximately $18.4 million during the four year period which commenced January 1, 1992, of which $15.0 million had been paid as of March 31, 1995, for research and development funding of the Company's anxiolytic and cognition enhancement programs. The Company may receive up to an additional $4.6 million for a fifth year if Pfizer exercises its option to extend the collaboration beyond December 1995. Neurogen could also receive milestone payments of up to $12.5 million if it achieves certain development and regulatory objectives regarding its anxiolytic and cognition enhancement products. In return, Pfizer received the exclusive worldwide license to manufacture, use and sell GABA-based anxiolytics and cognition enhancers developed in the collaboration. Pfizer is required to pay Neurogen royalties based upon net sales levels, if any, for such products. Any compound which acts through the GABA family of receptors and is not an anxiolytic or cognition enhancer falls outside the parameters of the 1992 Pfizer Agreement, but Pfizer has a right of first review for a period of six months from disclosure of such compound to Pfizer by Neurogen.

  In July 1994, Neurogen and Pfizer entered into the 1994 Pfizer Agreement. Pursuant to this second agreement, Neurogen and Pfizer are collaborating in the discovery and development of hypnotics which act through the GABA family of receptors to treat sleep disorders. Pursuant to the 1994 Pfizer Agreement, Pfizer purchased approximately 1.1 million shares of Common Stock for approximately $9.9 million, and the Company is entitled, subject to certain conditions, to receive approximately $7.4 million during the three-year period which commenced July 1, 1994, of which approximately $2.6 million had been paid as of March 31, 1995, for research and development funding of the Company's sleep disorder program. The Company may receive additional funding of approximately $2.4 million for a fourth year if Pfizer exercises its option to extend the collaboration beyond July 1997. Neurogen could also receive milestone payments of up to $3.3 million if it achieves certain development and regulatory objectives regarding its sleep disorder compounds. As part of this second collaboration, Pfizer received the exclusive worldwide license to manufacture, use and sell GABA-based sleep disorder products developed in the collaboration. Pfizer is required to pay Neurogen royalties based on net sales levels, if any, for such products.

  Under both the Pfizer Agreements, in addition to making the equity investments and the research and milestone payments noted above, Pfizer is responsible for funding the cost of all clinical development and the manufacturing and marketing, if any, of drugs developed pursuant to the collaborations. As a result of these collaborations, Neurogen is dependent on Pfizer to seek regulatory approvals for, to conduct trials for and to determine the ultimate commercialization of compounds subject to the collaborations.

  SCHERING-PLOUGH

  In June 1995, Neurogen and Schering-Plough entered into the Schering-Plough Agreement to collaborate in the discovery and development of antipsychotics and drugs for other disorders which act through the dopamine family of receptors. Pursuant to the Schering-Plough Agreement, the Company received an up-front payment of $14.0 million for the rights to Neurogen's dopamine compounds and $3.0 million for the right to test Neurogen's combinatorial chemistry libraries in selected non-CNS assays. Schering-Plough also agreed to pay an additional $3.0 million in 1996 for the right to test additional libraries. Moreover, Neurogen is entitled to receive approximately $7.2 million during the two-year period which commenced June 28, 1995 for research and development funding of the Company's antipsychotic program and may receive additional research and development funding of up to $3.6 million per year for three additional one-year periods depending on whether and the extent to which Schering-Plough exercises its rights to extend the collaboration beyond July 1997. Neurogen could also receive milestone payments of up to approximately $32.0 million if it achieves certain development and regulatory objectives regarding its products subject to the collaboration. In return, Schering-Plough received the exclusive worldwide license to market products subject to the collaboration and Neurogen retained the rights to receive royalties based on net sales levels, if any. In addition to the payments described above, Schering-Plough is responsible for funding the cost of all clinical development and marketing, if any, of drugs falling within the collaboration. Pursuant to the Schering-Plough Agreement, Neurogen has retained the right to participate on an advisory clinical development committee and an option to manufacture any products resulting from the collaboration for the United States market. As a result of this collaboration, Neurogen is dependent on Schering-Plough to seek regulatory approvals for, to conduct clinical trials for and to determine the ultimate commercialization of compounds fully under this collaboration.

  NIH

  In January 1992, Neurogen licensed the anticonvulsant compound ADCI from the NIH. Pursuant to the CRADA with the NIH, Neurogen and the NIH are collaborating on the preclinical development of ADCI. The National Technical Information Service ("NTIS") has granted Neurogen the worldwide, exclusive right to manufacture, use or sell ADCI for a period of seven years commencing with the first sale, if any, of ADCI. Neurogen currently plans to utilize third-party vendors for any such manufacturing and marketing. Neurogen is required to pay the NTIS a royalty on any net sales, if ADCI is marketed.

PATENTS AND PROPRIETARY TECHNOLOGY

  The Company's success depends, in part, on its ability to obtain patents, maintain trade secrets and operate without infringing on the intellectual property rights of third parties. The Company files patent applications both in the United States and in foreign countries, as it deems appropriate, for protection of both its products and processes. To date, Neurogen has filed numerous patent applications in the United States and foreign countries, and intends to file additional domestic and foreign applications in the near future. Presently, the Company is the sole assignee of eighteen issued United States patents and several foreign patents. Sixteen of the Company's issued United States patents and several pending patent applications concern the compounds in its anxiolytic program, including NGD-91-1. Two of the Company's issued United States patents and several pending patent applications concern the compounds in its antipsychotic program, including NGD 94-1. The Company believes that it does not infringe any third-party patents and, except in the case of the NIH with respect to ADCI, the Company has engaged in no technology transfer which would obligate it to pay royalties to any third party.

  There can be no assurance that patent applications relating to the Company's products or processes will result in patents being issued or, if issued, the claims allowed will be adequate to protect the Company's technology from competitors. Moreover, patent positions of pharmaceutical and biotechnology firms and patent protection for products such as those the Company is developing and proposes to develop are often highly uncertain and involve complex legal and factual questions. No assurance can be given that any patents issued or licensed to the Company will not be held unenforceable, invalidated or circumvented, or that the rights granted under such patents will provide competitive advantages to the Company. Because patent applications in the United States are maintained in secrecy until patents issue and because publication of technological developments in the scientific or patent literature often lags behind actual developments, the Company cannot be certain that it was the first to invent the subject matter covered by its patent applications or patents or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in litigation or interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that the Company's patents would be held valid and infringed by a court of competent jurisdiction. An adverse outcome with regard to a third-party claim could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology, which could have a material adverse effect on the Company's business.

  The development of therapeutic products for CNS applications is intensely competitive. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in this field. Some of these applications or patents may be competitive with the Company's applications, or conflict in certain respects with claims made under the Company's applications. Such conflict could result in a significant reduction of the coverage of the Company's patents, if issued. In addition, if patents are issued to other companies which contain competitive or conflicting claims and such claims are ultimately determined to be valid, the Company may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any licenses are required, there can be no assurance that the Company will be able to obtain any such licenses on commercially favorable terms, if at all. The Company's breach of an existing license or failure to obtain a license to any technology that it may require to commercialize its products may have a material adverse impact on the Company.

  In connection with the Pfizer Agreements and the Schering-Plough Agreement, Neurogen has granted Pfizer and Schering-Plough, as the case may be, the exclusive, worldwide license to manufacture (subject to Neurogen's options to manufacture products for the United States pursuant to the Schering-Plough Agreement), use and sell compounds subject to those agreements. To the extent that Neurogen enters into future strategic alliances or collaborations with third parties, it may have to share, or it may have no rights to, intellectual property developed or patents obtained in connection with such arrangements.

  In addition to patent protection, the Company also relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with collaborators, advisors, employees and consultants.

There can be no assurance, however, that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or independently discovered by competitors. The Company's business may be adversely affected by competitors who independently develop substantially equivalent technology.

COMPETITION

  The biopharmaceutical industry is highly competitive. The Company's most significant competition comes from fully-integrated pharmaceutical companies, including Eli Lilly, Merck, Upjohn and others, most of which have products and major research and development programs in the CNS field, certain of which are in late-stage clinical trials. In addition, there are many other entities, both public and private, in the United States and overseas, including fully-integrated chemical companies, specialized biotechnology firms, academic institutions, government agencies and other research organizations which are involved in the development of products similar to those of Neurogen. Furthermore, these companies and institutions compete with the Company in recruiting and retaining highly qualified scientific and management personnel. Many of the Company's existing or potential competitors possess substantially greater research and development, financial, technical, manufacturing, marketing, and human resources than Neurogen. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective than those developed by the Company or which would render the Company's technology and products less competitive or obsolete.

MANUFACTURING

  Neurogen is currently relying, in part, on third-party manufacturers to produce its compounds for research purposes and for preclinical and clinical trials. The Company, which manufactures certain of its compounds to conduct preclinical studies, may expand its facilities to produce sufficient quantities of compounds for the clinical stage of development in certain circumstances. Neurogen has focused its research on developing compounds that are small molecules. The Company believes these compounds are more efficient to manufacture and do not require purification associated with certain protein compounds.

  Pfizer manufactures drugs for clinical trials which are subject to the 1992 Pfizer Agreement and has the right to manufacture future products, if any, for commercialization. Schering-Plough will be responsible for manufacturing for clinical trials compounds which are subject to the Schering-Plough Agreement and has the right to manufacture future products, if any, for commercialization. Neurogen, however, has retained an option to manufacture future products, if any, resulting from the collaboration for sales in the United States market. See "--Collaborative Research and Licensing Agreements." With respect to compounds not currently subject to collaborations, the Company plans either to establish supply arrangements with third-party manufacturers for clinical trials and for commercial distribution or to develop its own manufacturing capabilities. There can be no assurance that the Company will be able to achieve third-party arrangements on terms acceptable to the Company or that such arrangements will be successful. While the Company may attempt to develop internal manufacturing capabilities for certain of its products, there can be no assurance that the Company will be able to establish such capabilities or to do so at an acceptable cost.

SALES AND MARKETING

  The Company's strategy is to market products either directly or through co-promotion arrangements or other licensing arrangements with large pharmaceutical or biotechnology companies. Implementation will depend in large part on the market potential of any products the Company develops as well as on the Company's financial resources. The Company does not expect to establish a direct sales capability for at least the next several years. Pfizer and Schering-Plough have the right to market worldwide future products, if any, resulting from their respective collaborations.

GOVERNMENT REGULATION

  The production and marketing of the Company's products and its research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous federal regulation and to a lesser extent state regulation. The Federal Food, Drug and Cosmetic Act, as amended ("FFDCA"), and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. Product development and approval within this regulatory framework take a number of years and involve the expenditures of substantial resources.

  The steps required before a pharmaceutical agent may be marketed in the United States include (i) preclinical laboratory tests, in vivo preclinical studies and formulation studies, (ii) the submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials can commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug, (iv) the submission of a New Drug Application ("NDA") or Product License Application ("PLA") to the FDA and
(v) FDA approval of the NDA or PLA prior to any commercial sale or shipment of the drug. In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered with, and approved by, the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with the FDA's Good Manufacturing Practices ("GMP") for both drugs and devices. To supply products for use in the United States, foreign manufacturing establishments must comply with GMP and are subject to periodic inspection by the FDA or by regulatory authorities in such countries under reciprocal agreements with the FDA.

  Preclinical testing includes laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of the product. Preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practices. The results of the preclinical testing are submitted to the FDA as part of an IND and are reviewed by the FDA prior to the commencement of human clinical trials. Unless the FDA objects to an IND, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in commencement of clinical trials.

  Clinical trials involve the administration of the new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution where the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Compounds must be formulated according to GMP.

  Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects, the drug is tested for safety (adverse side effects), absorption, dosage tolerance, metabolism, bio-distribution, excretion and pharmacodynamics (clinical pharmacology). Phase II involves studies in a limited patient population (i) to determine the efficacy of the drug for specific, targeted indications, (ii) to determine dosage tolerance and optimal dosage and (iii) to identify possible adverse side effects and safety risks. When a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to test for safety within an expanded patient population at geographically dispersed clinical study sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified or targeted time period, if at all, with respect to any of the Company's products subject to such testing. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects or patients are being exposed to unacceptable health risks.

  The results of the pharmaceutical development, preclinical studies and clinical studies are submitted to the FDA in the form of an NDA for approval of the marketing and commercial shipment of the drug. The testing and approval process is likely to require substantial time and effort. The approval process is affected by a number of factors including the severity of the disease, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. Consequently, there can be no assurance that any approval will be granted on a timely basis, if at all. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, require additional testing or information or require postmarketing testing and surveillance to monitor the safety of the Company's products if it does not believe the NDA contains adequate evidence of the safety and efficacy of the drug. Notwithstanding the submission of such data, the FDA may ultimately decide that an NDA does not satisfy its regulatory criteria for approval. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

  Among the conditions for NDA approval is the requirement that any prospective manufacturer's quality control and manufacturing procedures conform to GMP. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. Manufacturing establishments, both foreign an domestic, also are subject to inspections by or under the authority of the FDA and by other federal, state or local agencies.

  Pursuant to the Prescription Drug User Fee Act of 1992, drug manufacturers now will be required to pay three types of user fees: a one-time application fee for a prescription NDA or PLA, an annual product fee imposed on prescription drug products after FDA approval and an annual establishment fee imposed on facilities used to manufacture prescription drugs. By 1997, the user fee for the original submission of an NDA or PLA involving clinical data will be $233,000 and the annual establishment fee could be up to $138,000; annual product fees will be less significant, but will be required for each specific strength or potency of the marketed drug. Although there are exemptions for certain products, and deferrals of payment and significant discounts for small businesses, it still is uncertain how the FDA will interpret and apply these provisions of the legislation.

  In addition to regulations enforced by the FDA, the Company also is subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local regulations. The Company's research and development involves the controlled use of hazardous materials, chemicals, and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of any accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company.

  Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the product in such countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for certain European countries, in general, each country at this time has its own procedures and requirements.

THIRD-PARTY REIMBURSEMENT

  The Company's ability to commercialize its products successfully will depend in part on reimbursement of the costs of such products and related treatments at acceptable levels from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend towards managed health care in the United States and the concurrent growth of organizations, such as HMOs, which can control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care providers are instituting and the effect of any health care reform could adversely affect the Company's ability to sell its products if successfully developed and approved by the FDA and/or any other appropriate regulatory authority.

  There can be no assurance that reimbursement in the United States or foreign countries will be available for any products the Company may develop, or if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, the Company's products, thereby adversely affecting the Company's business. The unavailability or inadequacy of third-party reimbursement for the Company's products would adversely affect the Company's business. Moreover, the Company is unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on the Company's business.

SCIENTIFIC ADVISORY BOARD

  Neurogen's Scientific Advisory Board is composed of certain of its scientists and other leading scientists from Yale University (the "University") who have been actively involved in pioneering research in the field of neurobiology and the treatment of neurological disorders for a number of years. Scientific Advisory Board members meet as a group with management and key scientific employees of the Company approximately on a monthly basis. Scientific Advisory Board members have taken an active role in helping the Company identify scientific and product development opportunities and recruit and evaluate the Company's scientific staff.

  The Scientific Advisory Board presently consists of the following individuals:

 NAME                                      POSITION
 ----                                      --------
 John F. Tallman, Ph.D...................  Chairman of the Scientific Advisory
                                           Board, Executive Vice President and
                                           Scientific Director of Neurogen
                                           Corporation
 George K. Aghajanian, M.D...............  Professor of Psychiatry and
                                           Pharmacology, Yale University
 B. Stephenson Bunney, M.D...............  Professor of Psychiatry and
                                           Pharmacology, Chairman, Department
                                           of Psychiatry, Yale University
 Dennis S. Charney, M.D..................  Associate Professor of Psychiatry
                                           and Director, Clinical Neuroscience
                                           Research Unit, Yale University
 Michael Davis, Ph.D.....................  Professor of Psychiatry and
                                           Psychology, Yale University
 Dorothy W. Gallager, Ph.D...............  Vice President--Pharmacology,
                                           Neurogen Corporation
 George R. Heninger, M.D.................  Professor of Psychiatry and Director
                                           of the Abraham Ribicoff Research
                                           Facilities of the Connecticut Mental
                                           Health Center, Yale University
 Alan J. Hutchison, Ph.D.................  Vice President--Drug Discovery,
                                           Neurogen Corporation
 Eric Nestler, M.D., Ph.D................  Associate Professor of Psychiatry
                                           and Pharmacology, Yale University
 D. Eugene Redmond, Jr., M.D.............  Professor of Psychiatry, Yale
                                           University
 Robert H. Roth, Ph.D....................  Professor of Psychiatry and
                                           Pharmacology, Yale University

  Each of the members has served on the Scientific Advisory Board pursuant to consulting agreements (the "SAB Agreements") since 1988, with the exception of Dr. Nestler, who has served on the Scientific Advisory

Board since January 1993. The SAB Agreements contain confidentiality provisions and restrict the members of the Scientific Advisory Board from competing with the Company for the term of the agreement and for one year thereafter. The SAB Agreements expire in 1998. Each member of the Scientific Advisory Board who is not also an employee of the Company receives a fee of $15,000 per year for providing consulting services to Neurogen at least fifteen days per year and is eligible to participate in the Neurogen Corporation 1993 Omnibus Incentive Plan. All non-employee members of the Scientific Advisory Board are employed on a full-time basis by the University and, accordingly, devote only a small portion of their time to Neurogen. The University has regulations and policies which limit the ability of such personnel to act as part-time consultants or in other capacities for a commercial enterprise. A change in these regulations or policies could adversely affect the Company. Furthermore, it is possible that inventions or processes discovered by the outside members of the Scientific Advisory Board will not become the property of Neurogen, but will remain the property of such persons, the University or other entities to which the Scientific Advisory Board members have obligations.

HUMAN RESOURCES

  As of June 30, 1995, the Company had 79 full-time employees, including 64 scientists and 15 administrative staff members. The Company's staff includes 25 persons with Ph.D. degrees, all of whom are actively involved in research. Neurogen believes that its success will be dependent largely upon its ability to continue to attract and retain scientists and technical staff qualified in pharmacology, neuroscience, medicinal chemistry and molecular biology. The failure to retain such personnel or to develop expertise in such fields could materially adversely affect prospects for the Company's success. None of the Company's employees are covered by collective bargaining agreements, and the Company considers relations with its employees to be good. In addition, the failure to retain certain of the Company's current scientific personnel, some of whom do not have employment contracts with the Company, could adversely affect the Company. Each of the Company's current scientific personnel has entered into confidentiality and non-competition agreements with the Company.

PROPERTIES

  The Company conducts its operations in a facility located in Branford, Connecticut, which it purchased in March 1989. Since that time, Neurogen has completed two stages of construction which provide approximately 36,000 square feet of laboratory and administrative space. The Company is currently negotiating to obtain additional space. The Company expects that its expanded facility will accommodate the anticipated administrative and research needs of the Company for the foreseeable future.

LEGAL PROCEEDINGS

  Neurogen knows of no material litigation or proceeding pending or threatened to which the Company is, or may become, a party.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of Neurogen are as follows:

NAME                      AGE POSITION
- ----                      --- --------
Harry H. Penner, Jr.....   49 President, Chief Executive Officer and Director
John F. Tallman, Ph.D...   48 Executive Vice President, Secretary, Scientific
                              Director, Chairman of the Scientific Advisory Board
                              and Director
Alan J. Hutchison.......   41 Vice President--Drug Discovery
Stephen R. Davis........   34 Vice President--Finance, Chief Financial Officer and Treasurer
Frank C. Carlucci          64 Chairman of the Board of Directors
(1)(2)..................
Barry M. Bloom, Ph.D       66 Director
(3).....................
Robert N. Butler, M.D...   68 Director
Jeffrey J. Collinson       53 Director
(1)(3)..................
Robert M. Gardiner         72 Director
(1)(3)..................
Richard D. Harrison (1).   71 Director
Mark Novitch, M.D (2)...   62 Director
Robert H. Roth, Ph.D....   55 Director
John Simon (2)(3).......   52 Director

- --------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.
(3) Member of Finance Committee.

  Harry H. Penner, Jr., has been President, Chief Executive Officer and a director of Neurogen since December 1993. Mr. Penner was employed by Novo Nordisk A/S from 1981 to 1993, most recently serving as an Executive Vice President of Novo Nordisk A/S and as President of Novo Nordisk of North America Inc. Mr. Penner holds an L.L.M. in International Law from New York University and a J.D. from Fordham University. Mr. Penner is a director of Anergen, Inc.

  John F. Tallman, Ph.D., has been Executive Vice President, Scientific Director, Chairman of the Scientific Advisory Board and a director of Neurogen since July 1988. Dr. Tallman has served as Secretary of the Company since August 1994. Prior to joining Neurogen, Dr. Tallman was an Associate Professor of Psychiatry and Pharmacology at Yale University and currently serves as an Adjunct Professor in such departments. Dr. Tallman had previously served in research director positions at the National Institute of Mental Health in Bethesda, Maryland. Dr. Tallman received his Ph.D. in Biology from Georgetown University.

  Alan J. Hutchison, Ph.D., has been Vice President--Drug Discovery since 1992 and a member of Neurogen's Scientific Advisory Board since 1989. Dr. Hutchison joined Neurogen in 1989 as Director of Chemistry. From 1981 through 1989, Dr. Hutchison was employed by Ciba Giegy, most recently as a Distinguished Research Fellow. Dr. Hutchison received his B.S. in Chemistry from Stevens Institute of Technology and received his Ph.D. from Harvard University.

  Stephen R. Davis has been Vice President--Finance, Chief Financial Officer and Treasurer of Neurogen since July 1994. From 1990 through June 1994, Mr. Davis was employed by Milbank, Tweed, Hadley & McCloy as a corporate and securities attorney. Mr. Davis practiced as a Certified Public Accountant with Arthur Andersen & Co. from 1984 to 1987. Mr. Davis studied at Vanderbilt University School of Law, where he received his J.D. degree in 1990. Mr. Davis received his B.S. in Accounting from Southern Nazarene University.

  Frank C. Carlucci has served as a director and Chairman of the Board of Neurogen since February 1989. Mr. Carlucci is principally employed as Chairman of The Carlyle Group, a private merchant bank. Mr. Carlucci served as Secretary of Defense of the United States from November 1987 through January 1989. Prior to his appointment as Secretary of Defense, Mr. Carlucci was assistant to the President of the United States for National Security Affairs. Mr. Carlucci had been Chairman and Chief Executive Officer of Sears World Trade Inc., from 1984 to 1986, after having served as President and Chief Operating Officer since 1983. Mr. Carlucci is also a director of Ashland Oil, Inc., BDM International, Inc., Bell Atlantic Corporation, CB Commercial Real Estate Group, Inc., Connecticut Mutual Life Insurance Company, General Dynamics Corporation, Kaman Corporation, Northern Telecom Limited, The Quaker Oats Company, Sun Resorts, The Upjohn Company and Westinghouse Electric Corporation.

  Barry M. Bloom, Ph.D., has been a director of Neurogen since December 1993. Dr. Bloom retired in 1993 from Pfizer where he had been Executive Vice President, Research and Development and a member of the board of directors. Dr. Bloom is a director of Southern New England Telecommunications Company, Vertex Pharmaceuticals, Inc., Incyte Pharmaceuticals, Inc. and Cubist Pharmaceuticals, Inc.

  Robert N. Butler, M.D., has served as a director of Neurogen since July 1989. Dr. Butler has served as the Brookdale Professor and Chairman of the Department of Geriatrics and Adult Development at Mount Sinai Medical Center since 1982. From 1976 until 1982, Dr. Butler was the founding director of the National Institute of Aging of the National Institutes of Health. Dr. Butler won the 1976 Pulitzer Prize for his book, Why Survive? Being Old in America. He is the editor-in-chief of Geriatrics, a journal for primary care physicians, and serves on the editorial board of several other professional publications. Dr. Butler is a member of the Institute of Medicine of the National Academy of Sciences, and a founding Fellow of the American Geriatrics Society. He has served as a consultant to the United States Special Committee on Aging, the National Institute of Mental Health, the Commonwealth Fund, the Brookdale Foundation and numerous other foundations.

  Jeffrey J. Collinson has served as a director of Neurogen since May 1989. Mr. Collinson has served as President of Collinson Howe Venture Partners Inc., a venture capital firm, since 1990 and was President of Schroder Venture Managers, Inc., a venture capital firm, from 1981 to 1990. Mr. Collinson is chairman of the board of Incyte Pharmaceuticals, Inc., and is a director of Envirogen, Inc.

  Robert M. Gardiner has served as a director of Neurogen since June 1989. Mr. Gardiner is currently a Senior Advisor to Dean Witter, Discover & Co., having retired as Chairman and Chief Executive Officer of Dean Witter Financial Services Group Inc. in August 1986. Prior to becoming Chairman and Chief Executive Officer in 1982, Mr. Gardiner served as President of Dean Witter Reynolds Inc., the predecessor of Dean Witter Financial Services Group Inc. Mr. Gardiner has served as Chairman and President of the National Association of Securities Dealers, Inc., as Chairman of the Securities Industry Association and of its governing council, as Chairman of the National Securities Processing Committee and as Vice Chairman of the New York Stock Exchange, Inc. He is also a former governor or officer of the Association of Stock Exchange Firms, the Investment Bankers Association of America, the National Clearing Corporation, the Central Market System Advisory Committee of the Securities and Exchange Commission, and the Securities Industry Association. He is a director of Dean Witter, Discover & Co.

  Richard D. Harrison has served as a director of Neurogen since July 1989. Mr. Harrison has been Honorary Chairman of the Board of Fleming Companies, Inc., a food distribution company, since April 1989. Prior to that date, he served as Chairman of the Board and Chief Executive Officer since 1981 and President and Chief Executive Officer since 1964.

  Mark Novitch, M.D., has been a director of Neurogen since December 1993. Dr. Novitch was appointed Professor of Health Care Sciences at The George Washington University in 1994. He worked in senior executive positions at The Upjohn Company from 1985 until his retirement as Vice Chairman of the Board in 1993. Dr. Novitch served at the United States Food and Drug Administration as Deputy Commissioner and as Acting Commissioner from 1983-1984. Dr. Novitch is a director of Alteon, Inc. and Guidant Corporation.

  Robert H. Roth, Ph.D., has served as a director of Neurogen since December 1988 and as a member of the Company's Scientific Advisory Board since July 1988. Dr. Roth has been a Professor of Psychiatry and Pharmacology at Yale University since 1974. Dr. Roth has a Ph.D. in Pharmacology from Yale University.

  John Simon has served as a director of Neurogen since May 1989. Mr. Simon is a Managing Director of the investment banking firm of Allen & Company Incorporated. Mr. Simon is a director of Lunn Industries, Inc., T Cell Sciences, Inc., Immune Response Corporation and The Right Start, Inc.

                              CERTAIN TRANSACTIONS

  Pfizer, a beneficial owner of more than five percent of the Common Stock, paid $4,600,000 to the Company in the last fiscal year pursuant to the terms of the 1992 Pfizer Agreement which governs their research and development collaboration with respect to anxiolytics and cognition enhancers which act through the GABA family of receptors. In addition, in 1994 the Company entered into the 1994 Pfizer Agreement to develop drugs for the treatment of sleep disorders pursuant to which Pfizer paid the Company $1,189,333 in the last fiscal year. These amounts constituted payments in excess of five percent of Neurogen's consolidated gross revenues for the last fiscal year. Neurogen expects to receive amounts in excess of five percent of its consolidated gross revenues from Pfizer in fiscal year 1995.

  In July 1994, the Company granted registration rights to Allen & Company Incorporated, Allen Value Limited, Allen Value Partners L.P., Allen Capital L.P. and Allen Capital (International) L.P. (such entities, together with Allen Holdings Inc., the "Allen Group") and certain other persons, including John Simon, a director of the Company, in connection with the purchase of 1,131,583 shares of Common Stock from a stockholder of Neurogen. The Allen Group purchased 675,057 shares of Common Stock and John Simon purchased 34,754 shares of Common Stock in this transaction.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of June 30, 1995, certain information with respect to the beneficial ownership of Common Stock by each person known by Neurogen to own beneficially more than five percent of its outstanding Common Stock, by each director and officer of Neurogen and by all directors and officers as a group:

                                                             PRECENT OF COMMON
                                                               STOCK OWNED(2)
                                                            --------------------
                                            AMOUNT AND
NAME AND ADDRESS                       NATURE OF BENEFICIAL BEFORE THE AFTER THE
OF BENEFICIAL OWNER                        OWNERSHIP(1)      OFFERING  OFFERING
- -------------------                    -------------------- ---------- ---------
Pfizer Inc...........................       2,096,000          20.7%     16.6%
 235 East 42nd Street
 New York, NY 10017
Allen Holdings Inc. (3)..............         675,678           6.7%      5.3%
 711 Fifth Avenue
 New York, NY 10022
Harry H. Penner, Jr. (4).............          66,219             *         *
John F. Tallman, Ph.D. (5)...........         177,800           1.7%      1.4%
Alan J. Hutchison, Ph.D. (6).........          64,000             *         *
Stephen R. Davis.....................          10,000             *         *
Barry M. Bloom, Ph.D (7).............          13,232             *         *
Robert N. Butler, M.D (7)............          17,232             *         *
Frank C. Carlucci (7)(8).............         118,557           1.2%        *
Jeffrey J. Collinson (7)(9)..........         176,449           1.7%      1.4%
Robert M. Gardiner (7)...............          47,232             *         *
Richard D. Harrison (7)..............          17,232             *         *
Mark Novitch, M.D. (7)...............          16,232             *         *
Robert H. Roth, Ph.D (7)(10).........          53,832             *         *
John Simon (7)(11)...................          46,986             *         *
All directors and officers as a group
(13 persons).........................         825,003           8.0%     6.4%

- --------
*  Less than one percent (1%).

(1) Share ownership in each case includes shares issuable upon exercise of outstanding stock options that may be exercised within 60 days of June 30, 1995.

(2) Percentage of the outstanding shares of Common Stock, treating as outstanding for each beneficial owner all shares of Common Stock which such beneficial owners indicated are issuable on exercise of stock options within 60 days of June 30, 1995.

(3) Includes 237,761 shares of Common Stock beneficially owned by Allen & Company Incorporated, 29,610 shares of Common Stock beneficially owned by Allen Value Limited, 248,420 shares of Common Stock beneficially owned by Allen Value Partners L.P., 139,015 shares of Common Stock beneficially owned by Allen Capital L.P. and 20,852 shares of Common Stock beneficially owned by Allen Capital (International) L.P. Allen Holdings Inc. owns 100% of the outstanding common stock of Allen & Company Incorporated and through its subsidiaries has a controlling interest in the general partners of Allen Value Partners L.P., Allen Capital L.P. and Allen Capital (International) L.P. and has voting control of Allen Value Limited. Because of these relationships, Allen Holdings Inc. may be deemed to beneficially own Common Stock owned by such entities. Does not include 114,965 shares of Common Stock owned by officers or directors of Allen & Company Incorporated or Allen Holding Inc. (including 34,754 shares of Common Stock beneficially owned by John Simon, a director of the Company and a Managing Director of Allen & Company Incorporated), of which shares Allen Holdings Inc. disclaims beneficial ownership.

(4) Includes 60,000 shares of Common Stock that Harry H. Penner, Jr. has the right to acquire under stock options exercisable within 60 days of June 30, 1995. Does not include 100 shares of Common Stock owned by Mr. Penner's son. Mr. Penner and his son disclaim beneficial ownership of each other's shares.

(5) Includes 52,000 shares of Common Stock that John F. Tallman, Ph.D. has the right to acquire under stock options exercisable within 60 days of June 30, 1995. Does not include 12,500 shares of Common Stock owned by Kathleen Person, Dr. Tallman's spouse. Kathleen Person and Dr. Tallman disclaim beneficial ownership of each other's shares.

(6) Includes 64,000 shares of Common Stock that Alan J. Hutchison, Ph.D., has the right to acquire under stock options exercisable within 60 days of June 30, 1995.

(7) Includes 12,232 shares of Common Stock subject to stock options exercisable within 60 days of June 30, 1995.

(8) Does not include 40,000 shares of Common Stock owned by Mr. Carlucci's wife. Mr. Carlucci and his wife disclaim beneficial ownership of each other's shares.

(9) Includes 23,500 shares, 107,200 shares and 26,800 shares of Common Stock held by Schroder's Incorporated, Schroder Ventures Limited Partnership and Schroder Ventures US Trust, respectively, for which Mr. Collinson shares investment and voting power. Mr. Collinson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(10) Includes 5,600 shares of Common Stock subject to stock options exercisable by Robert H. Roth, Ph.D. within 60 days of June 30, 1995.

(11) Does not include an aggregate of 746,437 shares of Common Stock held by members of the Allen Group and by persons who may be deemed to be affiliated with Allen & Company Incorporated or other members of the Allen Group, of which shares Mr. Simon disclaims beneficial ownership.

Statements contained in the table as to securities beneficially owned by directors and officers or over which they exercise control or direction are, in each instance, based upon information received from such directors and officers. Statements as to securities beneficially owned by the Allen Group are based upon information in the Schedule 13D filed by the Allen Group with the Securities and Exchange Commission on July 21, 1994.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each of the Underwriters (the "Underwriters") named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.

UNDERWRITER                                                     NUMBER OF SHARES
- -----------                                                     ----------------
Smith Barney Inc. .............................................
Robertson, Stephens & Company, L.P.............................
Pacific Growth Equities........................................
                                                                   ---------
          Total................................................    2,500,000
                                                                   =========

  The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc., Robertson, Stephens & Company, L.P., and Pacific Growth Equities are acting as Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a
price which represents a concession not in excess of $     per share under the
public offering price. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain other
dealers. After the offering of the shares of Common Stock, the public offering price and such concessions may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares listed in such table.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company and the executive officers, directors and certain other
stockholders of the Company, who hold in the aggregate    shares of Common
Stock, have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock except, in the case of the Company, in certain limited circumstances.

  The Underwriters and certain selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. In general, under Rule 10b-6A, any Underwriter or selling group member engaged in passive market making in the Common Stock (i) may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock displayed by a market maker that is not participating in the distribution of the Common Stock, (ii) may not have net daily purchases of the Common Stock that exceed 30% of its average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part and (iii) must identify its bids as bids made by a passive market maker.

                                 LEGAL MATTERS

  Certain legal matters relating to the shares offered by this Prospectus have been passed upon by Milbank, Tweed, Hadley & McCloy, New York, New York, counsel for the Company. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine, New York, New York, counsel for the Underwriters.

                                    EXPERTS

  The financial statements as of December 31, 1993 and 1994 and for the years ended December 31, 1992, 1993 and 1994 included herein and in the Registration Statement have been included in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  Except as to statements qualified by the Company's knowledge, the statements included in this Prospectus under the captions "Risk Factors--Patents and Proprietary Technology," "Business--Patents and Proprietary Technology" and all other disclosure in this Prospectus relating to U.S. patent matters have been reviewed and approved by Banner & Allegretti, Ltd., special patent counsel for the Company, as experts on U.S. patent matters, and are included herein in reliance upon that review and approval.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
   Independent Auditors' Report...........................................  F-2
   Balance Sheets at December 31, 1993, 1994..............................  F-3
   Statements of Operations for the years ended December 31, 1992, 1993 and 1994 .............................................................  F-4
   Statements of Stockholders' Equity for the years ended December 31,
    1992, 1993 and 1994 ..................................................  F-5
   Statements of Cash Flows for the years ended December 31, 1992, 1993 and 1994 .............................................................  F-6
   Notes to Financial Statements, December 31, 1994.......................  F-7
   Balance Sheet at March 31, 1995 (Unaudited)............................ F-13
   Statements of Operations and Accumulated Deficit for the three months ended March 31, 1994 and 1995 (Unaudited)............................. F-14
   Statements of Cash Flows for the three months ended March 31, 1994 and
    1995
    (Unaudited)........................................................... F-15
   Notes to Financial Statements, March 31, 1995 (Unaudited).............. F-16

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Neurogen Corporation:

  We have audited the accompanying balance sheets of Neurogen Corporation as of December 31, 1994 and 1993, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neurogen Corporation at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                                    KPMG Peat Marwick LLP

Hartford, Connecticut
February 3, 1995

                              NEUROGEN CORPORATION

                                 BALANCE SHEETS

                                                           DECEMBER 31,
                                                     --------------------------
                                                         1993          1994
                                                     ------------  ------------
                      ASSETS
                      ------
Current Assets:
  Cash and cash equivalents........................  $  6,403,987  $  9,439,727
  Marketable securities............................     5,921,786     6,040,434
  Other current assets.............................       199,564       398,542
                                                     ------------  ------------
    Total current assets...........................    12,525,337    15,878,703
Property, plant & equipment: (note 3)
  Land.............................................       425,000       425,000
  Building.........................................     8,327,696     8,379,703
  Equipment........................................     1,775,432     2,297,728
  Furniture........................................        95,904       110,668
  Equipment and furniture under capital lease......     1,200,000     1,200,000
                                                     ------------  ------------
                                                       11,824,032    12,413,099
  Less accumulated depreciation....................     1,735,059     2,588,476
                                                     ------------  ------------
    Net property, plant and equipment..............    10,088,973     9,824,623
Other assets, net..................................        89,858       185,752
                                                     ------------  ------------
                                                     $ 22,704,168  $ 25,889,078
       LIABILITIES AND STOCKHOLDERS' EQUITY
       ------------------------------------
Current Liabilities:
  Accrued expenses (note 10).......................  $    555,019  $    949,717
  Current portion of mortgage payable (note 3).....       124,623       141,125
  Current portion of capital lease obligation (note
3).................................................       348,768        30,863
                                                     ------------  ------------
    Total current liabilities......................     1,028,410     1,121,705
Mortgage payable, excluding current portion (note
     3)............................................       761,011       619,887
Obligation under capital lease, excluding current
 portion (note 3)..................................        30,863           --
Deferred gain on sale of assets (note 3)...........        30,625         4,375
Other compensation.................................        82,587        62,587
                                                     ------------  ------------
    Total liabilities..............................     1,933,496     1,808,554
                                                     ------------  ------------
Stockholders' equity: (notes 2, 4, 5 and 7)
  Preferred stock, par value $.025 per share.
     Authorized 2,000,000 shares; none issued......           --            --
  Common stock, par value $.025 per share.
  Authorized 30,000,000 shares in 1994 and
     20,000,000 shares in 1993; issued and
     outstanding 10,082,763 shares at December 31,
     1994 and 8,961,763 at December 31, 1993.......       224,044       252,069
  Additional paid-in capital.......................    35,661,615    45,607,590
  Accumulated deficit..............................   (15,114,987)  (21,766,182)
  Unrealized loss on marketable securities.........           --        (12,953)
                                                     ------------  ------------
    Total stockholders' equity.....................    20,770,672    24,080,524
                                                     ------------  ------------
Commitments (notes 2, 7 and 8)                       $ 22,704,168  $ 25,889,078

                (See accompanying notes to financial statements)

                              NEUROGEN CORPORATION

                            STATEMENTS OF OPERATIONS

                                           FOR THE YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1992         1993         1994
                                         -----------  -----------  -----------
Research revenue (note 2)............... $ 4,595,476  $ 4,604,524  $ 5,789,333
Operating expenses:
  Research and development..............   4,721,248    6,451,876   10,149,633
  General and administrative............   2,043,360    2,474,647    2,774,380
                                         -----------  -----------  -----------
    Total operating expenses............   6,764,608    8,926,523   12,924,013
Other income (expense):
  Investment income.....................     735,352      615,112      573,127
  Interest expense .....................    (159,506)    (109,244)     (89,642)
                                         -----------  -----------  -----------
    Total other income..................     575,846      505,868      483,485
  Net loss.............................. $(1,593,286) $(3,816,131) $(6,651,195)
                                         -----------  -----------  -----------
  Net loss per common share............. $      (.18) $      (.43) $      (.70)
                                         -----------  -----------  -----------
  Weighted average number of shares
     outstanding........................   8,752,000    8,962,000    9,528,000




                (See accompanying notes to financial statements)

                              NEUROGEN CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                                  COMMON STOCK
                         -------------------------------               UNREALIZED
                                             ADDITIONAL                 LOSS ON
                           SHARES              PAID-IN   ACCUMULATED   MARKETABLE
                           ISSUED    AMOUNT    CAPITAL     DEFICIT     SECURITIES    TOTAL
                         ---------- -------- ----------- ------------  ---------- -----------
Balance at December 31,
 1991...................  7,847,663 $196,192 $21,574,260 $ (9,705,570)  $    --   $12,064,882
Issuance of shares for
 cash pursuant to
 corporate partner
 agreement..............  1,000,000   25,000  13,725,000          --         --    13,750,000
Exercise of
 noncompensatory stock
 options and warrants...    114,100    2,852     362,355          --         --       365,207
Net loss for the year...        --       --          --    (1,593,286)       --    (1,593,286)
                         ---------- -------- ----------- ------------   --------  -----------
Balance at December 31,
 1992...................  8,961,763 $224,044 $35,661,615 $(11,298,856)  $    --   $24,586,803
Net loss for the year...        --       --          --    (3,816,131)       --    (3,816,131)
                         ---------- -------- ----------- ------------   --------  -----------
Balance at December 31,
 1993...................  8,961,763 $224,044 $35,661,615 $(15,114,987)  $    --   $20,770,672
Issuance of shares for
 cash pursuant to
 corporate partner
 agreement..............  1,096,000   27,400   9,836,600          --         --     9,864,000
Exercise of warrants....     25,000      625     109,375          --         --       110,000
Net loss for the year...        --       --          --    (6,651,195)       --    (6,651,195)
Unrealized loss on
 marketable securities..        --       --          --           --     (12,953)     (12,953)
                         ---------- -------- ----------- ------------   --------  -----------
Balance at December 31,
 1994................... 10,082,763 $252,069 $45,607,590 $(21,766,182)  $(12,953) $24,080,524
                         ---------- -------- ----------- ------------   --------  -----------




                (See accompanying notes to financial statements)

                              NEUROGEN CORPORATION

                            STATEMENTS OF CASH FLOWS

                                            FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                             1992         1993         1994
                                          -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss...............................  $(1,593,286) $(3,816,131) $(6,651,195)
 Adjustments to reconcile net loss to
  net cash used in operating activities:
  Depreciation and amortization expense.      570,937      877,944      889,307
  Unrealized loss on marketable
  securities............................          --           --        76,209
  Net gain on sale of assets............      (22,007)     (16,815)     (26,250)
 Changes in operating assets and
 liabilities:
  Increase (decrease) in accrued
  expenses..............................      618,843     (457,084)     394,698
  (Increase) decrease in other current
  assets................................      (50,284)      29,387     (198,978)
  Increase in other assets, net.........      (35,000)     (64,015)    (131,783)
                                          -----------  -----------  -----------
   Net cash used in operating
   activities...........................     (510,797)  (3,446,714)  (5,647,992)
                                          -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of plant and equipment........   (1,399,898)  (3,075,347)    (589,067)
 Purchases of marketable securities.....   (4,782,753) (21,515,226) (14,957,765)
 Sales of marketable securities.........    1,347,959   18,839,865   14,749,954
                                          -----------  -----------  -----------
   Net cash used in investing
   activities...........................   (4,834,692)  (5,750,708)    (796,878)
                                          -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from sale of common stock,
 net....................................   13,750,000          --     9,864,000
 Exercise of employee stock options.....       37,058          --           --
 Exercise of warrants...................      320,000          --        90,000
 Principal payments under mortgage
 payable................................      (97,183)    (110,050)    (124,622)
 Principal payments under capital lease
    obligations.........................     (278,871)    (311,867)    (348,768)
                                          -----------  -----------  -----------
   Net cash provided by (used in)
         financing activities...........   13,731,004     (421,917)   9,480,610
                                          -----------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents............................    8,385,515   (9,619,339)   3,035,740
Cash and cash equivalents at beginning
 of period..............................    7,637,811   16,023,326    6,403,987
                                          -----------  -----------  -----------
Cash and cash equivalents at end of
period..................................  $16,023,326  $ 6,403,987  $ 9,439,727
                                          -----------  -----------  -----------


                (See accompanying notes to financial statements)

                             NEUROGEN CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

  Neurogen Corporation ("Neurogen" or the "Company") is an emerging neuropharmaceuticals company engaged in the discovery and development of therapeutic products to treat psychiatric and neurological disorders by regulating nerve cell communications in the brain. Neurogen's strategy is to discover and develop highly specific drugs without the negative side effects typically associated with many currently prescribed psychotherapeutic medications.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Included in property, plant and equipment at December 31, 1994 and 1993 is furniture and equipment leased under a capitalized lease of $1,200,000 with related accumulated depreciation of $1,150,000 at December 31, 1994 and $850,000 at December 31, 1993.

CASH EQUIVALENTS

  All cash and cash equivalents consist primarily of highly liquid investments with a maturity from date of purchase of three months or less.

MARKETABLE SECURITIES

  The Company adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. Adoption of this method of accounting did not have a significant impact on the Company's financial statements. During the first three quarters of 1994, the Company's marketable securities were all classified as trading securities. The change in net unrealized loss on trading securities that has been included in earnings during the nine months ended September 30, 1994 is approximately $76,000.

  In the fourth quarter of 1994, the Company transferred marketable securities from the trading category to the available for sale category and for that quarter recorded a $13,000 unrealized loss as a separate component of stockholders' equity and also during which time, received proceeds from sales of securities of approximately $3,225,000. Realized gains and losses have been determined by the specific identification method. Marketable securities at December 31, 1994 have contractual maturities of three to eighteen months and are carried at fair values which are estimated based on quoted market prices. The aggregate cost at December 31, 1994 is approximately $6,138,000. During 1994, the Company recognized gross realized gains of $6,000 and gross realized losses of $87,000.

REVENUE RECOGNITION

  Payments under the Pfizer agreements are recorded as earned based on the performance requirements of the contracts, while related costs are expensed as incurred.

NET LOSS PER SHARE

  Net loss per share is calculated by dividing net loss by the weighted average common shares and common share equivalents outstanding during the period.

                             NEUROGEN CORPORATION

INCOME TAXES

  The Company uses the asset and liability method in determining the tax effect of temporary differences in the recognition of income and expense reported in the financial statements and those reported for income tax purposes.

RECLASSIFICATIONS

  Certain reclassifications have been made to the 1993 financial statements to conform to the 1994 presentation.

2. PFIZER AGREEMENTS

  On February 7, 1992, the Company entered into a collaborative research agreement (the "1992 Pfizer Agreement") with Pfizer Inc ("Pfizer"), pursuant to which Pfizer has provided $13,750,000 in equity financing. Pursuant to the 1992 Pfizer Agreement, the Company expects to receive approximately $18,400,000 during the four year period which commenced January 1, 1992 for research and development funding of the Company's anxiolytic and cognitive enhancer projects, and may receive an additional $4,600,000 for a fifth year should Pfizer exercise its option to extend the collaboration. Neurogen could also receive additional milestone payments totaling $12,500,000 during the development and regulatory approval of its products. In return, Pfizer received the exclusive rights to manufacture and market GABA-based anxiolytics and cognition enhancers developed in the collaboration for which it will pay Neurogen royalties based upon net sales levels, if any, for such products. In each of 1994, 1993 and 1992, Neurogen received approximately $4,600,000 in research funding, which approximates the costs incurred by Neurogen in connection with the collaboration in such years.

  The Company entered into its second agreement (the "1994 Pfizer Agreement") with Pfizer in June 1994 pursuant to which Pfizer provided $9,864,000 for 1,096,000 shares of common stock, bringing Pfizer's ownership of the Company's common stock up to 21%. Pursuant to the 1994 Pfizer Agreement, the Company expects to receive approximately $7,386,000 during the three-year period which commenced July 1, 1994, for research and development funding of the Company's sleep disorder project and may receive additional funding of $2,379,000 for a fourth year should Pfizer exercise its option to extend the collaboration. Neurogen could also receive additional milestone payments totaling $3,250,000 during the development and regulatory approval of its sleep disorder compounds. As part of this second collaboration, Pfizer received the exclusive right to manufacture and market GABA-based sleep disorder products developed in the collaboration for which it will pay Neurogen royalties depending upon levels of any net sales. In 1994 the Company received and earned its first semiannual research funding payment of $1,189,000 which approximates the costs incurred in connection with the second collaboration.

3. LONG-TERM DEBT AND LEASE OBLIGATIONS

  At December 31, 1994, the Company had a $761,012 mortgage payable on, and secured by, its Branford, Connecticut office and research facility, payable in monthly installments over ten years. The interest rate is adjusted quarterly to the prime rate plus 1%. At December 31, 1994, the prime rate was 8.5%.

                             NEUROGEN CORPORATION

  Aggregate annual principal payments applicable to the mortgage payable for the five years subsequent to December 31, 1994 are:

      1995............................................................. $141,125
      1996.............................................................  159,812
      1997.............................................................  180,974
      1998.............................................................  204,937
      1999.............................................................   74,164
                                                                        --------
                                                                        $761,012

  In February 1991, the Company entered into a capital lease for certain furniture and equipment under a sale and lease back arrangement. At December 31, 1994 the company owed $30,863 under this obligation.

  In connection with the sale of these assets, the Company incurred a gain of $105,000 which it deferred and is amortizing over the four year life of the lease. The lease expires in February 1995 and the Company has entered into a commitment to buy back the equipment in 1995 for approximately $240,000.

4. STOCK OPTIONS

  In November 1988, the Board of Directors of the Company adopted the Neurogen Corporation Stock Option Plan (the "Plan"), which provided for the issuance of incentive stock options for up to 600,000 shares of common stock.

  On January 17, 1992, the stockholders approved an amendment to the Plan to increase the number of option shares available for issuance under the plan from 600,000 shares of common stock to 1,200,000 shares of common stock and to include grants of non-qualified stock options. All options expire not later than ten years after the date of grant.

  In August 1993, the Board of Directors approved a resolution allowing employees to exchange higher-priced options to purchase 410,050 shares of common stock for new options having an exercise price of $6.50 per share, the fair market value of the Company's stock on the date of the Board's action.

  In May 1994, the stockholders approved the 1993 Omnibus Incentive Plan which makes a total of 3,000,000 shares available for grant and the 1993 Non-Employee Directors Stock Option Program which makes 500,000 shares available for grant. The new plans allow for stock appreciation rights, restricted shares, and performance units.

  Shares under option for all plans are summarized as follows:

                                      1994           1993            1992
                                  -------------  -------------  --------------
   Options outstanding at January
   1.............................     1,485,725        668,450         497,600
   Options granted...............       528,750      1,240,525         183,550
   Options canceled..............       (13,890)      (423,250)         (3,600)
   Options exercised.............           --             --           (9,100)
                                  -------------  -------------  --------------
   Options outstanding at Decem-
   ber 31........................     2,000,585      1,485,725         668,450
   Option price range............ $5.38 to 9.00  $6.00 to 6.75  $2.38 to 13.00
   Options exercisable at Decem-
   ber 31........................       700,428        380,514         181,020

                             NEUROGEN CORPORATION

5. WARRANTS

  As of December 31, 1994, a total of 159,058 shares of common stock were issuable under outstanding warrants. Such warrants have been issued to members of the Company's scientific advisory board, and to the lessor in a sale and lease back of certain of the Company's furniture and equipment. During the year ended December 31, 1994, 25,000 warrants were exercised at an average price of $3.60 per share. Deferred compensation of $20,000 was credited to additional paid in capital at time of exercise of the warrants.

  The outstanding warrants expire and are exercisable for the number of shares of common stock as shown below:

                                              NUMBER
                                                OF     EXERCISABLE AT   EXERCISE
   EXPIRATION DATE                            SHARES  DECEMBER 31, 1994  PRICE
   ---------------                            ------- ----------------- --------
   February 2001.............................  47,058      47,058        $2.55
   November 2002.............................  98,000      39,200        $6.50
   January 2003..............................  14,000       2,800        $6.50
                                              -------      ------
                                              159,058      89,058

  In August 1993, the Board of Directors approved a resolution allowing members of the Company's scientific advisory board to exchange higher-priced warrants to purchase 112,000 shares of common stock for new warrants having an exercise price of $6.50 per share, the fair market value of the common stock on the date of the Board's action. In February 1995, the Board of Directors approved the conversion of all of the above warrants expiring in 2002 and 2003 to options under the 1993 Omnibus Incentive Plan. The new options have substantially the same terms as the warrants.

6. INCOME TAXES

  The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" as of January 1, 1993. There was no cumulative effect of the change in the methods of accounting for income taxes as of January 1, 1993.

  Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

  The significant components of deferred income taxes for the year ended December 31, are as follows:

                                                          1994         1993
                                                       -----------  -----------
   Deferred tax benefit............................... $ 2,945,421  $ 2,077,023
   Increase in beginning of year balance of the
    valuation allowance for deferred tax assets.......  (2,945,421)  (2,077,023)
                                                       -----------  -----------
                                                       $       --   $       --
                                                       -----------  -----------

                                 COMPANY NAME

  The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, are presented below.

                                                           1994         1993
                                                        -----------  ----------
   Deferred Tax Assets:
     Deferred compensation............................. $    26,036  $   34,356
     Contribution carryforward.........................      46,249      20,030
     Research & development credit.....................     490,957     308,194
     Federal tax operating loss carryforwards..........   7,679,462   5,434,270
     State tax operating loss carryforwards............   2,386,555   1,769,211
     Other miscellaneous...............................      58,327      23,920
                                                        -----------  ----------
                                                         10,687,586   7,589,981
   Valuation allowance.................................  10,389,107   7,443,686
                                                        -----------  ----------
   Net asset...........................................     298,479     146,295
                                                        -----------  ----------
   Deferred Tax Liability:
     Depreciation......................................    (298,479)   (146,295)
                                                        -----------  ----------
     Net asset/liability............................... $       --   $      --
                                                        -----------  ----------

  A valuation allowance in the amount of $10,389,107 and $7,443,686 has been established at December 31, 1994 and 1993, respectively. This allowance has been established due to the uncertainty in the ability of the Company to benefit from the federal and state operating loss carryforwards as the Company has no prior earnings history.

  The Company did not pay federal income taxes for the period September 29, 1987 (date of incorporation) to December 31, 1994. As of December 31, 1994, the Company had approximately $22,800,000 of net operating loss carryforwards available for federal income tax purposes which expire from the years 2003 through 2009. The Company had approximately $20,800,000 of state tax net operating loss carryforwards as of December 31, 1994 which expire in the years 1995 through 1999. Because of "change in ownership" provisions of the Tax Reform Act of 1986, the Company's utilization of its net operating loss carryforwards may be subject to an annual limitation in future periods.

7. COMMITMENTS

  The Company has entered into consulting agreements with eight members of its scientific advisory board pursuant to which each such member will receive a fee of $15,000 per year for five years for consulting services to the Company for a minimum of 15 days per year. The agreements expire in July 1998. During the year ended December 31, 1994, the Company paid $120,000 under these agreements.

  In connection with the July 1988 and March 1989 private placements, the Company entered into shareholder agreements with investors pursuant to which, among other matters, the Company granted:

  . Registration rights with respect to the shares of common stock acquired if and to the extent registration rights are granted to any other purchaser in the July 1988 offering.

  . Limited preemptive rights with respect to future private offerings of common stock by the Company.

  .  Limited rights of co-sale with two specific stockholders.

                             NEUROGEN CORPORATION

  . The right to require the approval of 75% of the Company's stockholders should 50% or more of the Company's shares of common stock be sold to any party other than two stockholders.

  . The right to one of the investors to a seat on the Board of Directors as long as such investor holds at least 125,000 shares of common stock purchased in the March 1989 offering.

  The Company has granted Pfizer certain registration rights with respect to 2,096,000 shares of Common Stock and limited preemptive rights with respect to future public offerings pursuant to stock purchase agreements entered into in connection with the Pfizer Agreements.

  The Company has granted certain registration rights with respect to 1,131,583 shares of Common Stock to Allen & Company Incorporated and certain other persons in connection with the purchase of such Common Stock from a prior stockholder in 1994.

  The Company has also granted certain registration rights to the lessor in a sale and lease back of certain of the Company's furniture and equipment with respect to 47,058 shares of Common Stock underlying a warrant held by such lessor.

8. BENEFIT PLANS

  The Company maintains a 401(k) Plan under which all of the Company's employees are eligible to participate. Each year the Company may, but is not required to, make a discretionary matching contribution to the Plan. In 1992, the Company made its first contribution to the Plan. On a quarterly basis the Company matches employee contributions at a rate of 25% of up to 6% of an employee's salary. Such contributions totaled approximately $36,000 in 1994, $29,000 in 1993 and $17,700 in 1992.

9. SUPPLEMENTAL CASH FLOW INFORMATION

  The Company made interest payments of approximately $90,000 in 1994, $109,000 in 1993, and $160,000 in 1992. Interest capitalized in construction in progress in these years was $13,000 in 1993 and 1992.

10. ACCRUED EXPENSES

  Accrued expenses at December 31 are summarized as follows:

                                                                 1994     1993
                                                               -------- --------
   Accrued compensation....................................... $323,995 $ 50,000
   Accounts payable...........................................  625,722  505,019
                                                               -------- --------
                                                               $949,717 $555,019

                              NEUROGEN CORPORATION

                                 BALANCE SHEETS
                                  (UNAUDITED)

                                                                   MARCH 31,
                                                                      1995
                                                                  ------------
                             ASSETS
                             ------
Current Assets:
  Cash and cash equivalents...................................... $  7,837,401
  Marketable securities..........................................    6,207,790
  Other current assets...........................................      299,433
                                                                  ------------
    Total current assets.........................................   14,344,624
Property, plant & equipment:
  Land...........................................................      425,000
  Building.......................................................    8,384,368
  Equipment......................................................    2,636,658
  Furniture......................................................      137,085
                                                                  ------------
                                                                    11,583,111
  Less accumulated depreciation..................................    1,586,282
                                                                  ------------
    Net property, plant and equipment............................    9,996,829
Other assets, net................................................      190,316
                                                                  ------------
                                                                  $ 24,531,769
                                                                  ============
              LIABILITIES AND STOCKHOLDERS' EQUITY
              ------------------------------------
Current Liabilities:
  Accrued expenses............................................... $    538,740
  Unearned revenue from collaborative partner....................      719,666
  Current portion of mortgage payable............................      145,581
                                                                  ------------
    Total current liabilities....................................    1,403,987
Mortgage payable, excluding current portion......................      581,777
Other compensation...............................................       62,587
                                                                  ------------
    Total liabilities............................................    2,048,351
                                                                  ------------
Stockholders' Equity:
  Preferred stock, par value $.025 per share.
     Authorized 2,000,000 shares; none issued....................          --
  Common stock, par value $.025 per share.
   Authorized 30,000,000 shares; issued and outstanding
     10,098,663 shares...........................................      252,467
  Additional paid-in capital.....................................   45,681,091
  Accumulated deficit............................................  (23,466,643)
  Unrealized gain on marketable securities.......................       16,503
                                                                  ------------
    Total stockholders' equity...................................   22,483,418
                                                                  ------------
                                                                  $ 24,531,769
                                                                  ============

                (See accompanying notes to financial statements)

                              NEUROGEN CORPORATION

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                                  (UNAUDITED)

                                                          THREE MONTHS
                                                         ENDED MARCH 31,
                                                    --------------------------
                                                        1994          1995
                                                    ------------  ------------
Research revenue................................... $  1,150,000  $  1,869,667
Operating Expenses:
  Research and development.........................    2,359,756     3,043,972
  General and administrative.......................      797,527       688,432
                                                    ------------  ------------
    Total operating expenses.......................    3,157,283     3,732,404
Other income (expense):
  Investment income................................       55,661       180,375
  Interest expense ................................      (25,211)      (18,099)
                                                    ------------  ------------
    Total other income, net........................       30,450       162,276
                                                    ------------  ------------
  Net loss......................................... $ (1,976,833) $ (1,700,461)
                                                    ------------  ------------
  Net loss per common share........................ $       (.22) $       (.17)
                                                    ============  ============
  Weighted average shares outstanding..............    8,970,000    10,084,000
                                                    ------------  ------------
Accumulated deficit:
  Beginning of period.............................. $(15,114,987) $(21,766,182)
                                                    ------------  ------------
  End of period.................................... $(17,091,820) $(23,466,643)
                                                    ============  ============




                (See accompanying notes to financial statements)

                              NEUROGEN CORPORATION

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                           THREE MONTHS
                                                          ENDED MARCH 31,
                                                      ------------------------
                                                         1994         1995
                                                      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss............................................ $(1,976,833) $(1,700,461)
 Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation and amortization expense..............     212,285      202,264
  Unrealized loss on marketable securities...........      26,080          --
  Net gain on sale of assets.........................      (6,562)      (4,375)
 Changes in operating assets and liabilities:
  Decrease in accrued expenses.......................     (77,504)    (410,977)
  Increase in unearned revenue from collaborative
   partner...........................................         --       719,666
  Decrease in other current assets...................      57,682       99,109
  Increase in other assets...........................     (35,490)      (9,022)
                                                      -----------  -----------
   Net cash used in operating activities.............  (1,800,342)  (1,103,796)
                                                      -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of plant and equipment.....................     (58,414)    (370,012)
 Purchases of marketable securities..................  (6,044,316)  (4,116,343)
 Sales of marketable securities......................   5,998,748    3,978,444
                                                      -----------  -----------
   Net cash used in investing activities.............    (103,982)    (507,911)
                                                      -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Exercise of employee stock options..................         --        73,898
 Exercise of warrants................................      30,000          --
 Principal payments under mortgage payable...........     (29,718)     (33,654)
 Principal payments under capital lease obligations..     (83,574)     (30,863)
                                                      -----------  -----------
   Net cash provided by (used in) financing
    activities.......................................     (83,292)       9,381
                                                      -----------  -----------
Net decrease in cash and cash equivalents............  (1,987,616)  (1,602,326)
Cash and cash equivalents at beginning of period.....   6,403,987    9,439,727
                                                      -----------  -----------
Cash and cash equivalents at end of period........... $ 4,416,371  $ 7,837,401
                                                      -----------  -----------


                (See accompanying notes to financial statements)

                             NEUROGEN CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                                MARCH 31, 1995
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The unaudited financial statements have been prepared from the books and records of Neurogen Corporation (the "Company") in accordance with generally accepted accounting principles for interim financial information pursuant to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the fiscal year.

(2) EXPIRATION OF CAPITAL LEASE OBLIGATIONS

  In March 1995, the Company purchased for $245,000 equipment which was the subject of an earlier sale/leaseback transaction and which the Company had leased over a four year period. Leased assets of $1,200,000 and related accumulated depreciation were removed from the Company's balance sheet when the assets were reacquired.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPEC-TUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY
ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SE-CURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAW-FUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------
                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................    2
Incorporation of Certain Documents by  Reference...........................    2
Prospectus Summary.........................................................    3
Risk Factors...............................................................    6
Use of Proceeds............................................................   13
Dilution...................................................................   13
Price Range of Common Stock................................................   14
Dividend Policy............................................................   14
Capitalization.............................................................   15
Selected Financial Data....................................................   16
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.................................................   17
Business...................................................................   20
Management.................................................................   37
Certain Transactions.......................................................   39
Principal Stockholders.....................................................   40
Underwriting...............................................................   42
Legal Matters..............................................................   43
Experts....................................................................   43
Index to Financial Statements..............................................  F-1


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                                2,500,000 SHARES

                              NEUROGEN CORPORATION

                                  COMMON STOCK

                                 ------------

                                   PROSPECTUS

                                        , 1995

                                 ------------

                               SMITH BARNEY INC.

                         ROBERTSON, STEPHENS & COMPANY

                            PACIFIC GROWTH EQUITIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All amounts shown are estimates, except for the Securities and Exchange Commission ("SEC") registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee.

      SEC registration fee............................................. $15,305
      NASD filing fee..................................................   4,938
      Nasdaq listing fee...............................................
      Printing and engraving expenses..................................
      Legal fees and expenses..........................................
      Accounting fees and expenses.....................................
      Transfer agent and registrar fees and expenses...................
      Blue Sky fees and expenses, including legal fees.................
      Miscellaneous....................................................
                                                                        -------
          Total........................................................ $
                                                                        =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is a Delaware corporation. Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of corporations organized thereunder under certain conditions and subject to certain limitations. Article EIGHTH of the Restated Certificate of Incorporation of the Company provides that the Company shall, to the full extent permitted by Section 145, indemnify its directors and officers.

  The Company's Certificate of Incorporation, pursuant to Section 102(b)(7) of the General Corporation Law of Delaware, contains provisions eliminating the personal liability of a director to the Company or its stockholders for money damages for breach of fiduciary duty as a director. This provision in the Restated Certificate of Incorporation does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of the law, for actions leading to improper personal benefits to the director, and for payment of dividends or stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other law, such as the state or federal securities laws or state or federal environmental laws.

  As permitted by the General Corporation law of Delaware, the directors and officers of the Company are covered by insurance against certain liabilities which might be incurred by them in such capacities and in certain cases against which they cannot be indemnified by the Company.

  At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer, director, or employee of the Company.

ITEM 16. EXHIBITS

  (4) EXHIBITS

   EXHIBIT
   NUMBER                                        DESCRIPTION
   -------                                       -----------
    *1.1      -- Underwriting Agreement.
     4.1      -- Restated Certificate of Incorporation, filed June 17, 1994 (incorporated by reference to Exhibit 4.1 to Registration Statement No. 33-81268 on Form S-
                 8).
     4.2      -- By-Laws, as amended (incorporated by reference to Exhibit 3.6 to the
                 Company's Form 10-K for the fiscal year ended December 31, 1993).
     5.1      -- Opinion of Milbank, Tweed, Hadley & McCloy.
    23.1      -- Consent of KPMG Peat Marwick LLP, Independent Auditors.
    23.2      -- Consent of Milbank, Tweed, Hadley & McCloy (contained in Exhibit 5.1).
    23.3      -- Consent of Banner & Allegretti, Ltd., special patent counsel to the Company.
    24.1      -- Powers of Attorney of Frank C. Carlucci, Robert H. Roth, John F. Tallman,
                 Robert M. Gardiner, Robert N. Butler, M.D., Jeffrey J. Collinson, Mark
                 Novitch and Barry M. Bloom.

- --------
* To be filed by amendment

ITEM 17. UNDERTAKINGS

  The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes as follows:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Branford, State of Connecticut on this the 7th day of July, 1995.

                                          NEUROGEN CORPORATION

                                          By:
                                             ----------------------------------
                                               Harry H. Penner, Jr. President
                                                and Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                              TITLE                           DATE
      ---------                              -----                           ----
          *                    Chairman of the Board and Director        July 7, 1995
- ----------------------
  FRANK C. CARLUCCI

                             President, Chief Executive Officer and      July 7, 1995
- ----------------------       Director (Principal Executive Officer)
 HARRY H. PENNER, JR.

          *             Executive Vice President, Secretary and Director July 7, 1995
- ----------------------
JOHN F. TALLMAN, PH.D.

                            Vice President-Finance, Chief Financial      July 7, 1995
- ----------------------               Officer and Treasurer
   STEPHEN R. DAVIS       (Principal Financial and Accounting Officer)


          *                                 Director                     July 7, 1995
- ----------------------
    BARRY M. BLOOM

          *                                 Director                     July 7, 1995
- ----------------------
ROBERT N. BUTLER, M.D.

          *                                 Director                     July 7, 1995
- ----------------------
 JEFFREY J. COLLINSON

          *                                 Director                     July 7, 1995
- ----------------------
  ROBERT M. GARDINER

      SIGNATURE                    TITLE                 DATE
      ---------                    -----                 ----
          *                      Director            July 7, 1995
- ---------------------
    MARK NOVITCH

          *                      Director            July 7, 1995
- ---------------------
ROBERT H. ROTH, PH.D.

*By ___________________________________
HARRY H. PENNER, JR., ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

                                                                                SEQUENTIALLY
NUMBER                                  DESCRIPTION                             NUMBERED PAGE
- ------                                  -----------                             -------------
 *1.1    -- Underwriting Agreement.
  4.1    -- Restated Certificate of Incorporation, filed June 17, 1994
            (incorporated by reference to Exhibit 4.1 to Registration Statement
            No. 33-81268 on Form S-8).
  4.2    -- By-Laws, as amended (incorporated by reference to Exhibit 3.6 to the Company's Form 10-K for the fiscal year ended December 31,
            1993).
  5.1    -- Opinion of Milbank, Tweed, Hadley & McCloy.
 23.1    -- Consent of KPMG Peat Marwick LLP, Independent Auditors.
 23.2    -- Consent of Milbank, Tweed, Hadley & McCloy (contained in Exhibit
            5.1).
 23.3    -- Consent of Banner & Allegretti, Ltd., special patent counsel to the
            Company.
 24.1    -- Powers of Attorney of Frank C. Carlucci, Robert H. Roth, John F.
            Tallman, Robert M. Gardiner, Robert N. Butler, M.D., Jeffrey J.
            Collinson, Mark Novitch and Barry M. Bloom.

- --------

* To be filed by amendment